SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Report of Independent Auditors
on the Limited Review

To the Board of Directors and Stockholders
Unibanco - União de Bancos Brasileiros S.A.

1	We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Unibanco - União de Bancos Brasileiros S.A. and Unibanco - União de Bancos Brasileiros S.A. and subsidiary companies (Unibanco Consolidated) for the quarters and six-month periods ended June 30 and March 31, 2005 and June 30, 2004. This information is the responsibility of the Company’s management.

2	Our reviews were conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Bank's and its consolidated financial position and operations.

3	Based on our limited reviews, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4	Our limited reviews were conducted for the purpose of issuing a report on the accounting information included in the ITR mentioned in the first paragraph, taken as whole. The statements of cash flows, which are presented in Note 21 to provide supplementary information with respect to Unibanco - União de Bancos Brasileiros S.A. and Unibanco Consolidated, are not required as an integral part of these quarterly financial statements. The statements of cash flows have been subjected to the limited review procedures described in paragraph 2, and, based on our limited review, nothing has come to our attention that causes us to believe that the statements of cash flows are not presented fairly, in all material respects, in relation to the quarterly financial statements taken as a whole.

5	The limited review of the Quarterly Information (ITR) review for the quarter ended June 30, 2005 was conducted in connection with the audit of the financial statements of Unibanco and Unibanco Consolidated, on which we issued an unqualified opinion dated August 10, 2005.

São Paulo, August 10, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION – ITR	DATE – JUNE 30, 2005	Corporate Legislation
FINANCIAL INSTITUTION

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 – CVM CODE 01158-4	2 – CORPORATE NAME UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33,700,394/0001-40
4 – NIRE 35,300,102,771

HEAD OFFICE ADDRESS

1 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891			2 – DISTRICT Pinheiros
3 – POST CODE 05423-901	4 - TOWN São Paulo			5 – STATE SP
6 - AREA CODE 11	7 – PHONE 55 (11) 3097-1313	8 - PHONE -	9 - PHONE -	10 - TELEX -
11 – AREA CODE 11	12 – FAX 55 (11) 3097-4830	13 - FAX -	14 - FAX -	-
15 - E-MAIL investor.relations@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Osias Santana de Brito
2 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 14th floor				3 - DISTRICT Pinheiros
4 – POST CODE 05423-901	5 – TOWN São Paulo			6 - STATE SP
7 – AREA CODE 11	8 – PHONE 55 (11) 3097-1313	9 - PHONE -	10 - PHONE -	11 - TELEX -
12 – AREA CODE 11	13 – FAX 55 (11) 3097-4830	14 - FAX -	15 - FAX -
16 – E-MAIL investor.relations@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 – START	2 – END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2005	Dec 31, 2005	2	Apr 1, 2005	Jun 30, 2005	1	Jan 1, 2005	Mar 31, 2005
9 - NAME/CORPORATE NAME OF THE AUDITOR PricewaterhouseCoopers Auditores Independentes						10 - CVM CODE 00287-9
11 – RESPONSIBLE PARTNER NAME Paulo Sergio Miron						12 – RESPONSIBLE PARTNER CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER June 30, 2005	2 - PRIOR QUARTER March 31, 2005	3 – SAME QUARTER PRIOR YEAR June 30, 2004
Paid in Capital
1 – Common	755,658,168	755,658,168	75,565,816,851
2 – Preferred	653,200,164	653,200,164	65,320,016,467
3 – Total	1,408,858,332	1,408,858,332	140,885,833,318
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	12,085,622	12,109,948	1,274,411,244
6 – Total	12,085,622	12,109,948	1,274,411,244

COMPANY CHARACTERISTICS

1 – TYPE OF COMPANY Financial Institution
2 – TYPE OF SITUATION Operating
3 – NATURE OF CONTROLLING SHAREHOLDER Private National
4 – ACTIVITY CODE 124 – Commercial Bank
5 – PRINCIPAL ACTIVITY Banking – Multiple Service Bank
6 – TYPE OF CONSOLIDATED Total
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 – ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 – REMUNERATION PER SHARE
01	RCA	3/30/2005	Interest on own capital	4/29/2005	ON	0.0577687000
02	RCA	3/30/2005	Interest on own capital	4/29/2005	PN	0.0635456000
03	RCA	7/15/2005	Interest on own capital	7/29/2005	ON	0.1887789000
04	RCA	7/15/2005	Interest on own capital	7/29/2005	PN	0.2076568000

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 –DATE OF CHANGES	3 - CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 – DATE August 11, 2005	2 – SIGNATURE

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - JUNE 30, 2005
QUARTERLY INFORMATION

Corporate Legislation

BALANCE SHEET INDIVIDUAL
Amounts expressed in thousands of Reais

ASSETS	June 30, 2005	March 31, 2005

CURRENT ASSETS	47,702,855	47,735,208

CASH AND DUE FROM BANKS	884,206	1,424,328

SHORT-TERM INTERBANK INVESTMENTS	17,246,921	15,126,675
Securities purchased under resale agreements	9,938,011	8,325,854
Interbank deposits	7,260,304	6,730,622
Foreign currency investments	48,606	70,199

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS	4,217,475	6,054,700
Own portfolio	2,858,645	3,544,719
Subject to repurchase commitments	367,473	481,000
Pledged with Brazilian Central Bank	80,992	1,499,289
Pledged under guarantees rendered	160,383	95,977
Unrestricted notes	85	657
Derivative financial instruments	749,897	433,058

INTERBANK ACCOUNTS	5,473,872	5,374,196
Payments and receipts pending settlement	657,828	497,741
Compulsory deposits:
- Brazilian Central Bank	4,777,709	4,855,416
- National Housing System - SFH	1,361	721
Correspondent banks	36,974	20,318

INTERDEPARTMENTAL ACCOUNTS	25,466	43,477
Third-party funds in transit	191	17
Internal transfers of funds	25,275	43,460

LENDING OPERATIONS	14,351,876	13,848,961
Lending operations:
- Public sector	424,274	397,430
- Private sector	14,803,169	14,319,314
Allowance for losses on lending	(875,567)	(867,783)

OTHER CREDITS	5,286,061	5,649,900
Foreign exchange portfolio	3,769,674	4,460,515
Income receivable	117,744	116,655
Negotiation and intermediation of securities	68	6,142
Deferred taxes	574,297	310,267
Sundry	870,352	782,139
Allowance for losses on other credits	(46,074)	(25,818)

OTHER ASSETS	216,978	212,971
Other assets	81,410	80,678
Allowance for other assets losses	(20,773)	(23,239)
Prepaid expenses	156,341	155,532

BALANCE SHEET INDIVIDUAL
Amounts expressed in thousands of Reais

ASSETS	June 30, 2005	March 31, 2005

LONG-TERM ASSETS	18,392,848	16,499,350

INTERBANK INVESTMENTS	628,088	974,399
Interbank deposits	628,088	974,399

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS	6,838,952	4,664,843
Own portfolio	3,036,592	2,693,273
Subject to repurchase commitments	3,124,258	1,411,952
Pledged with Brazilian Central Bank	16,347	76,920
Pledged under guarantees rendered	408,398	370,374
Derivative financial instruments	253,357	112,324

INTERBANK ACCOUNTS	47,680	46,478
Compulsory deposits:
- National Housing System - SFH	47,680	46,478

LENDING OPERATIONS	7,876,216	7,524,365
Lending operations:
- Public sector	261,763	292,140
- Private sector	7,918,797	7,543,930
Allowance for losses on lending	(304,344)	(311,705)

OTHER CREDITS	2,914,606	3,208,291
Receivables on guarantees honored	29,813	35
Foreign exchange portfolio	-	-
Income receivable	1,906	4,757
Deferred taxes	953,350	1,285,257
Sundry	1,934,957	1,920,945
Allowance for losses on other credits	(5,420)	(2,703)

OTHER ASSETS	87,306	80,974
Prepaid expenses	87,306	80,974

PERMANENT ASSETS	5,920,460	6,030,610

INVESTMENTS	5,193,606	5,283,649
Investments in subsidiary companies	4,763,543	4,863,759
-Local	3,772,984	3,854,104
-Foreign	990,559	1,009,655
Goodwill on acquisitions of subsidiary companies	397,970	388,218
Other investments	62,842	62,421
Allowance for losses	(30,749)	(30,749)

FIXED ASSETS	332,626	345,265
Land and buildings in use	167,746	165,165
Other fixed assets	796,066	791,800
Accumulated depreciation	(631,186)	(611,700)

DEFERRED CHARGES	394,228	401,696
Organization and expansion costs	859,062	831,518
Accumulated amortization	(464,834)	(429,822)

T O T A L	72,016,163	70,265,168

BALANCE SHEET INDIVIDUAL
Amounts expressed in thousands of Reais

LIABILITIES	June 30, 2005	March 31, 2005

CURRENT LIABILITIES	37,024,862	37,908,840

DEPOSITS	20,202,321	22,058,808
Demand deposits	3,200,787	2,976,749
Savings deposits	5,161,290	5,284,429
Interbank deposits	747,265	1,238,481
Time deposits	11,092,842	12,558,645
Other deposits	137	504

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	6,577,698	5,681,578
Own portfolio	3,320,495	1,879,675
Third parties portfolio	2,944,853	3,801,247
Unrestricted portfolio	312,350	656

RESOURCES FROM SECURITIES ISSUED	1,103,486	902,518
Mortgage notes	223,430	216,644
Securities abroad	880,056	685,874

INTERBANK ACCOUNTS	626,567	487,464
Receipts and payments pending settlement	616,851	480,210
Correspondent banks	9,716	7,254

INTERDEPARTMENTAL ACCOUNTS	332,869	252,350
Third-party funds in transit	310,841	237,398
Internal transfers of funds	22,028	14,952

BORROWINGS	2,343,931	2,030,191
Borrowings in Brazil - governmental agencies	294	308
Foreign borrowings	2,343,637	2,029,883

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,381,105	1,264,902
BNDES (National Economic Development Bank)	601,641	668,969
FINAME (National Industrial Financing Authority)	752,937	560,489
Other	26,527	35,444

FOREIGN ONLENDINGS	43,778	42,825
Foreign onlendings	43,778	42,825

DERIVATIVE FINANCIAL INSTRUMENTS	293,030	258,879
Derivative financial instruments	293,030	258,879

OTHER LIABILITIES	4,120,077	4,929,325
Collection of taxes and social contributions	256,916	199,106
Foreign exchange portfolio	2,453,594	3,385,224
Social and statutory	364,632	208,122
Taxes and social security	227,836	142,252
Negotiation and intermediation of securities	1,398	88,178
Accounts payable for purchase of assets	2,800	23,938
Subordinated debt	80,799	38,647
Sundry	732,102	843,858

BALANCE SHEET INDIVIDUAL
Amounts expressed in thousands of Reais

LIABILITIES	June 30, 2005	March 31, 2005

LONG-TERM LIABILITIES	26,319,872	23,974,382

DEPOSITS	16,632,829	13,476,736
Interbank deposits	1,753,508	89,975
Time deposits	14,879,321	13,386,761

RESOURCES FROM SECURITIES ISSUED	538,868	707,875
Mortgage notes	2,554	6,954
Securities abroad	536,314	700,921

BORROWINGS	379,750	653,523
Borrowings in Brazil - governmental agencies	761	748
Foreign borrowings	378,989	652,775

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,186,465	3,146,068
BNDES (National Economic Development Bank)	1,987,927	1,944,735
FINAME (National Industrial Financing Authority)	1,064,201	1,066,826
Other	134,337	134,507

FOREIGN ONLENDINGS	113,513	198,402
Foreign onlendings	113,513	198,402

DERIVATIVE FINANCIAL INSTRUMENTS	251,043	62,425
Derivative financial instruments	251,043	62,425

OTHER LIABILITIES	5,217,404	5,729,353
Taxes and social security	737,571	602,918
Accounts payable for purchase of assets	1,190	1,357
Subordinated debt	1,693,405	1,929,115
Sundry	2,785,238	3,195,963

DEFERRED INCOME	11,729	18,701
Deferred income	11,729	18,701

STOCKHOLDERS' EQUITY	8,659,700	8,363,245
Capital:	5,000,000	5,000,000
- Local residents	3,504,020	3,508,543
- Foreign residents	1,495,980	1,491,457
Capital reserves	159,659	159,219
Revaluation reserve on subsidiaries	5,613	7,401
Revenue reserves	3,591,518	3,075,280
- Legal	433,821	391,110
- Statutory reserves	3,093,800	2,620,273
-Special dividends not distributed	63,897	63,897
Unrealized gains and losses - marketable securities
and derivative financial instruments	(46,828)	(77,855)
Treasury stock	(50,262)	(50,297)
Retained earnings	-	249,497

T O T A L	72,016,163	70,265,168

STATEMENTS OF INCOME INDIVIDUAL
(Amounts expressed in thousands of Reais, except per share data)
	From April 1, 2005	From January 1, 2005	From April 1, 2004	From January 1, 2004
	to June 30, 2005	to June 30, 2005	to June 30, 2004	to June 30, 2004

REVENUE FROM FINANCIAL INTERMEDIATION	2,713,951	5,410,755	2,159,260	4,172,014
Lending operations	1,129,788	2,556,668	1,268,315	2,389,498
Marketable securities	1,030,223	2,104,234	926,604	1,679,173
Derivative financial instruments	405,796	471,538	(133,211)	(84,713)
Compulsory deposits	148,144	278,315	97,552	188,056

EXPENSES ON FINANCIAL INTERMEDIATION	(1,649,478)	(3,473,358)	(1,689,107)	(3,046,261)
Deposits and securities sold	(1,432,782)	(2,945,779)	(1,313,036)	(2,404,202)
Borrowings and onlendings	173,708	(9,350)	(355,577)	(533,093)
Foreign exchange transactions	(203,294)	(198,121)	117,500	133,695
Provision for credits losses	(187,110)	(320,108)	(137,994)	(242,661)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,064,473	1,937,397	470,153	1,125,753

OTHER OPERATING INCOME (EXPENSES)	(407,641)	(673,026)	(188,464)	(520,959)
Services rendered	411,243	809,018	385,835	766,051
Salaries, benefits, training and social security	(367,814)	(716,126)	(356,561)	(689,008)
Other administrative expenses	(387,594)	(778,556)	(389,289)	(772,794)
Financial transaction and other taxes	(124,123)	(231,064)	(63,269)	(126,806)
Equity in the results of subsidiary companies	358,115	495,469	268,971	468,701
Other operating income	109,768	224,600	148,376	174,075
Other operating expenses	(407,236)	(476,367)	(182,527)	(341,178)

OPERATING INCOME	656,832	1,264,371	281,689	604,794

NON-OPERATING INCOME (EXPENSE)	(2,768)	(14,200)	(974)	(13,520)
Income	1,261	4,199	7,372	9,968
Expense	(4,029)	(18,399)	(8,346)	(23,488)

INCOME BEFORE TAXES AND PROFIT SHARING	654,064	1,250,171	280,715	591,274

INCOME TAX AND SOCIAL CONTRIBUTION	(135,126)	(245,079)	61,853	75,436
Provision for income tax	(64,193)	(108,461)	10,529	(301)
Provision for social contribution	(22,472)	(44,894)	2,823	(202)
Deferred tax asset	(48,461)	(91,724)	48,501	75,939

PROFIT SHARING	(66,003)	(150,868)	(37,952)	(85,949)
Management	(1,295)	(2,537)	(1,326)	(2,510)
Employees	(64,708)	(148,331)	(36,626)	(83,439)

NET INCOME	452,935	854,224	304,616	580,761

Number of outstanding shares (Note 15a)	1,396,772,710	1,396,772,710	1,396,114,220	1,396,114,220
Net income per share: R$	0.32	0.61	0.22	0.42

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais

ASSETS	June 30, 2005	March 31, 2005

CURRENT ASSETS	59,736,623	59,134,097

CASH AND DUE FROM BANKS	1,080,602	1,928,995

SHORT-TERM INTERBANK INVESTMENTS	12,545,561	10,372,012
Securities purchased under resale agreements	9,932,212	8,302,399
Interbank deposits	2,564,743	1,999,414
Foreign currency investments	48,606	70,199

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS	11,141,937	12,843,566
Own portfolio	9,517,980	10,017,602
Subject to repurchase commitments	389,052	505,556
Pledged with Brazilian Central Bank	83,350	1,500,345
Pledged under guarantees rendered	539,471	493,308
Unrestricted notes	85	657
Derivative financial instruments	611,999	326,098

INTERBANK ACCOUNTS	5,682,016	5,602,025
Payments and receipts pending settlement	709,279	527,099
Compulsory deposits:
- Brazilian Central Bank	4,930,377	5,051,084
- National Housing System - SFH	1,361	721
Correspondent banks	40,999	23,121

INTERDEPARTMENTAL ACCOUNTS	25,891	43,754
Third-party funds in transit	191	39
Internal transfers of funds	25,700	43,715

LENDING OPERATIONS	20,491,014	19,619,884
Lending operations:
- Public sector	424,274	397,430
- Private sector	21,394,538	20,527,782
Allowance for losses on lending	(1,327,798)	(1,305,328)

LEASING OPERATIONS	385,418	355,029
Leasing operations:
- Private sector	392,686	361,107
Allowance for losses on leasing	(7,268)	(6,078)

OTHER CREDITS	7,757,438	7,855,872
Foreign exchange portfolio	3,769,674	4,460,515
Income receivable	118,435	95,975
Negotiation and intermediation of securities	112,608	198,685
Deferred tax	961,522	614,194
Sundry	2,849,193	2,518,128
Allowance for losses on other credits	(53,994)	(31,625)

OTHER ASSETS	626,746	512,960
Other assets	161,348	156,283
Allowance for other assets losses	(46,987)	(48,370)
Prepaid expenses	512,385	405,047

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais

ASSETS	June 30, 2005	March 31, 2005

LONG-TERM ASSETS	20,516,612	20,314,647

INTERBANK INVESTMENTS	189,422	186,245
Interbank deposits	189,422	186,245

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS	5,720,494	5,725,691
Own portfolio	3,259,304	3,756,390
Subject to repurchase commitments	1,743,538	1,411,952
Pledged with Brazilian Central Bank	26,899	76,920
Pledged under guarantees rendered	420,514	380,643
Derivative financial instruments	270,239	99,786

INTERBANK ACCOUNTS	47,680	46,478
Compulsory deposits:
- National Housing System - SFH	47,680	46,478

LENDING OPERATIONS	8,754,926	8,366,113
Lending operations:
- Public sector	261,763	292,140
- Private sector	8,823,203	8,400,090
Allowance for losses on lending	(330,040)	(326,117)

LEASING OPERATIONS	315,333	304,310
Leasing operations:
- Private sector	322,053	309,605
Allowance for losses on leasing	(6,720)	(5,295)

OTHER CREDITS	5,370,035	5,574,669
Receivables on guarantees honored	29,813	35
Foreign exchange portfolio	-	-
Income receivable	1,906	4,757
Negotiation and intermediation of securities	3,037	2,742
Deferred tax	1,909,325	2,213,700
Sundry	3,439,549	3,363,897
Allowance for losses on other credits	(13,595)	(10,462)

OTHER ASSETS	118,722	111,141
Prepaid expenses	118,722	111,141

PERMANENT ASSETS	2,739,086	2,659,942

INVESTMENTS	1,235,148	1,100,797
Investments in associated companies	204,436	57,070
-Local	204,436	57,070
Goodwill on acquisitions of subsidiary companies	869,955	875,066
Other investments	223,577	231,507
Allowance for losses	(62,820)	(62,846)

FIXED ASSETS	816,448	845,594
Land and buildings in use	565,934	583,197
Other fixed assets	1,307,946	1,290,055
Accumulated depreciation	(1,057,432)	(1,027,658)

DEFERRED CHARGES	687,490	713,551
Organization and expansion costs	1,350,859	1,333,784
Accumulated amortization	(663,369)	(620,233)

T O T A L	82,992,321	82,108,686

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais

LIABILITIES	June 30, 2005	March 31, 2005

CURRENT LIABILITIES	45,861,583	46,138,854

DEPOSITS	20,786,403	22,374,749
Demand deposits	3,546,650	3,414,960
Savings deposits	5,635,233	5,800,555
Interbank deposits	71,225	144,732
Time deposits	11,533,158	13,013,998
Other deposits	137	504

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	6,469,686	5,560,645
Own portfolio	3,336,258	1,899,187
Third parties portfolio	2,839,280	3,661,377
Unrestricted portfolio	294,148	81

RESOURCES FROM SECURITIES ISSUED	1,000,874	916,456
Mortgage notes	254,677	244,090
Securities abroad	746,197	672,366

INTERBANK ACCOUNTS	684,378	532,450
Receipts and payments pending settlement	678,739	523,764
Correspondent banks	5,639	8,686

INTERDEPARTMENTAL ACCOUNTS	333,092	252,822
Third-party funds in transit	310,905	237,594
Internal transfers of funds	22,187	15,228

BORROWINGS	2,412,263	2,087,177
Borrowings in Brazil - governmental agencies	294	308
Borrowings in Brazil - other institutions	131,317	134,240
Foreign borrowings	2,280,652	1,952,629

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,761,785	1,624,207
BNDES (National Economic Development Bank)	601,641	668,969
FINAME (National Industrial Financing Authority)	1,133,617	919,794
Other	26,527	35,444

FOREIGN ONLENDINGS	43,778	42,825
Foreign onlendings	43,778	42,825

DERIVATIVE FINANCIAL INSTRUMENTS	279,589	256,581
Derivative financial instruments	279,589	256,581

OTHER LIABILITIES	12,089,735	12,490,942
Collection of taxes and social contributions	307,171	233,020
Foreign exchange portfolio	2,453,594	3,385,224
Social and statutory	406,150	256,896
Taxes and social security	485,684	372,731
Negotiation and intermediation of securities	231,150	373,071
Accounts payable for purchase of assets	2,906	25,402
Technical provisions for insurance and capitalization plans	4,661,111	4,349,058
Subordinated debt	80,597	38,582
Sundry	3,461,372	3,456,958

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais

LIABILITIES	June 30, 2005	March 31, 2005

LONG-TERM LIABILITIES	27,667,369	26,691,060

DEPOSITS	14,069,362	12,594,253
Interbank deposits	40,268	48,584
Time deposits	14,029,094	12,545,669

RESOURCES FROM SECURITIES ISSUED	482,302	672,303
Mortgage notes	2,554	6,954
Securities abroad	479,748	665,349

BORROWINGS	277,639	542,645
Borrowings in Brazil - governmental agencies	761	748
Borrowings in Brazil - other institutions	6,497	6,214
Foreign borrowings	270,381	535,683

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,625,269	3,554,406
BNDES (National Economic Development Bank)	1,987,927	1,944,735
FINAME (National Industrial Financing Authority)	1,503,005	1,475,164
Other	134,337	134,507

FOREIGN ONLENDINGS	113,513	198,402
Foreign onlendings	113,513	198,402

DERIVATIVE FINANCIAL INSTRUMENTS	221,395	46,983
Derivative financial instruments	221,395	46,983

OTHER LIABILITIES	8,877,889	9,082,068
Taxes and social security	1,652,717	1,396,520
Negotiation and intermediation of securities	33,913	97,048
Accounts payable for purchase of assets	1,190	1,357
Technical provisions for retirement plan company	2,013,557	1,977,537
Subordinated debt	1,689,863	1,920,134
Sundry	3,486,649	3,689,472

DEFERRED INCOME	110,695	135,401
Deferred income	110,695	135,401

MINORITY INTEREST	692,974	780,126

STOCKHOLDERS' EQUITY	8,659,700	8,363,245
Capital:	5,000,000	5,000,000
- Local residents	3,504,020	3,508,543
- Foreign residents	1,495,980	1,491,457
Capital reserves	159,659	159,219
Revaluation reserve on subsidiaries	5,613	7,401
Revenue reserves	3,591,518	3,075,280
- Legal	433,821	391,110
- Statutory reserves	3,093,800	2,620,273
- Special dividends not distributed	63,897	63,897
Unrealized gains and losses - marketable securities
and derivative financial instruments	(46,828)	(77,855)
Treasury stock	(50,262)	(50,297)
Retained earnings	-	249,497

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	9,352,674	9,143,371

T O T A L	82,992,321	82,108,686

CONSOLIDATED STATEMENTS OF INCOME
(Amounts expressed in thousands of Reais, except per share data)
	From April 1, 2005	From January 1, 2005	From April 1, 2004	From January 1, 2004
	to June 30, 2005	to June 30, 2005	to June 30, 2004	to June 30, 2004

REVENUE FROM FINANCIAL INTERMEDIATION	3,580,656	7,186,340	3,205,052	6,074,270
Lending operations	1,992,930	4,213,814	2,078,973	3,879,490
Leasing operations	30,906	64,933	29,969	54,290
Marketable securities	797,369	1,707,951	893,466	1,623,642
Financial results from insurance, pension plans and
annuity products	257,029	500,102	205,675	413,600
Derivative financial instruments	353,837	420,288	(101,113)	(85,832)
Compulsory deposits	148,585	279,252	98,082	189,080

EXPENSES ON FINANCIAL INTERMEDIATION	(1,900,847)	(4,018,862)	(2,185,191)	(3,884,133)
Deposits and securities sold	(1,257,895)	(2,712,643)	(1,445,620)	(2,556,782)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	(155,611)	(308,954)	(160,040)	(252,132)
Borrowings and onlendings	151,088	(55,260)	(381,050)	(580,866)
Foreign exchange transactions	(203,138)	(196,697)	118,266	135,086
Provision for credits losses	(435,291)	(745,308)	(316,747)	(629,439)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,679,809	3,167,478	1,019,861	2,190,137

OTHER OPERATING INCOME (EXPENSES)	(996,199)	(1,772,594)	(619,153)	(1,318,727)
Services rendered	793,794	1,559,837	820,102	1,560,676
Insurance, annuity products and retirement plans premiums	879,266	1,874,289	901,635	1,735,514
Changes in technical provision for insurance, annuity products
and retirement plans	(269,792)	(654,640)	(309,790)	(603,430)
Insurance claims	(239,005)	(462,808)	(249,926)	(470,134)
Private retirement plans benefits expenses	(170,971)	(356,003)	(105,283)	(255,563)
Selling, other insurance and private retirementplans expenses	(48,477)	(106,539)	(69,438)	(130,470)
Credit card selling expenses	(71,859)	(137,751)	(86,931)	(156,994)
Salaries, benefits, training and social security	(466,782)	(913,130)	(484,116)	(943,128)
Other administrative expenses	(764,604)	(1,504,995)	(758,095)	(1,442,073)
Financial transaction and other taxes	(260,927)	(493,253)	(173,849)	(330,841)
Equity in the results of associated companies	16,065	14,887	(1,082)	4,979
Other operating income	172,689	234,681	187,461	246,288
Other operating expenses	(565,596)	(827,169)	(289,841)	(533,551)

OPERATING INCOME	683,610	1,394,884	400,708	871,410

NON-OPERATING INCOME (EXPENSE)	16,070	9,164	18,492	6,315
Income	24,430	34,861	33,117	41,747
Expense	(8,360)	(25,697)	(14,625)	(35,432)

INCOME BEFORE TAXES AND PROFIT SHARING	699,680	1,404,048	419,200	877,725

INCOME TAX AND SOCIAL CONTRIBUTION	(127,819)	(293,711)	(18,840)	(97,384)
Provision for income tax	(128,042)	(239,643)	(65,302)	(130,350)
Provision for social contribution	(47,046)	(93,237)	(23,753)	(45,539)
Deferred tax asset	47,269	39,169	70,215	78,505

PROFIT SHARING	(84,184)	(184,852)	(56,843)	(125,732)
Management	(1,294)	(2,562)	(1,326)	(2,510)
Employees	(82,890)	(182,290)	(55,517)	(123,222)

EXTRAORDINARY ITEMS	503	503	-	-

NET INCOME BEFORE MINORITY INTEREST	488,180	925,988	343,517	654,609

MINORITY INTEREST	(35,245)	(71,764)	(38,901)	(73,848)

NET INCOME	452,935	854,224	304,616	580,761

Number of outstanding shares (Note 15a)	1,396,772,710	1,396,772,710	1,396,114,220	1,396,114,220
Net income per share: R$	0.32	0.61	0.22	0.42

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2005	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

NOTES TO THE QUARTERLY INFORMATION
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated quarterly information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The quarterly information statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The quarterly information of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

  the commissions related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

- Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

- Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provisions

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution no. 61/01, an actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the actuarial report.

The provision for unearned premiums (PPNG) is established to cover incidents to be incurred considering claims and expenses, corresponding to the unexpired risk period reported up the financial statement date. PPNG is calculated at the amount of that the portion of the insurance premiums retained, corresponding to the unexpired risk period in accordance with the regulation of the Superintendency of Private Insurance (SUSEP).

Provision for insufficient premiums (PIP) is established in the case of insufficient provision for unearned premiums for unearned premiums (PPNG) to cover incidents to be incurred considering claims and expenses, corresponding to the unexpired risk period reported up the financial statement date. PIP is calculated in according to the definition in the technical note maintained by the insurance company.

The mathematical provisions related to the free benefits generation program (VGBL and PGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represent the participants whose benefits have not yet begun, calculated in accordance with the methodology described in the Actuarial Note of the plan or product.

The mathematical provision of benefits granted comprises the present value of benefits for which the generating event, calculated in accordance with the methodology described in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

The provision for payment of unsettled claims (PSL) is calculated to cover claims reported until the reporting date, considering indemnity and expenses, in accordance with the responsibility retained by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date, considering claims and expenses in accordance with the responsibility retained by the insurance company. The provision for claims incurred but not yet reported (IBNR) is calculated in accordance with the methodology described in the Actuarial Note maintained by the insurance company.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
Marketable Securities	2005	2005	2005	2005
Trading assets	1,940,750	3,976,514	8,055,078	9,962,016
Available for sale	4,591,461	2,233,708	3,615,619	3,429,228
Held to maturity	3,520,962	3,963,939	4,309,496	4,752,129
Subtotal	10,053,173	10,174,161	15,980,193	18,143,373
Derivative financial instruments (see Note 20 (g))	1,003,254	545,382	882,238	425,884
Total	11,056,427	10,719,543	16,862,431	18,569,257
Current	4,217,475	6,054,700	11,141,937	12,843,566
Long-term	6,838,952	4,664,843	5,720,494	5,725,691

(b) Trading assets

				Unibanco

	June 30, 2005		March 31, 2005

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	1,730,018	1,733,909	3,910,352	3,908,937
Financial treasury bills	183,102	182,757	78,357	77,968
Treasury bills	1,476,953	1,479,929	3,763,364	3,761,672
Treasury notes	69,963	71,223	68,631	69,297
Brazilian sovereign bonds	58,469	58,532	-	-
Corporate debt securities	7,644	7,602	4,204	4,198
Debentures	7,644	7,602	4,204	4,198
Bank debt securities	77,024	80,918	-	-
Mutual funds	59,789	59,789	62,170	62,170
Other	-	-	1,209	1,209
Total	1,932,944	1,940,750	3,977,935	3,976,514

				Unibanco Consolidated

	June 30, 2005		March 31, 2005

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	1,840,160	1,844,030	4,046,452	4,045,024
Financial treasury bills	293,125	292,878	213,859	213,576
Treasury bills	1,476,953	1,479,929	3,763,843	3,762,151
Treasury notes	69,963	71,223	68,631	69,297
Other	119	-	119	-
Foreign government	212,777	212,777	-	-
Brazilian sovereign bonds	117,907	117,970	-	-
Corporate debt securities	58,756	57,052	56,007	66,448
Debentures	9,306	7,602	37,897	48,485
Eurobonds	49,450	49,450	18,110	17,963
Bank debt securities	418,918	422,812	-	-
Eurobonds	90,042	93,936	-	-
Time deposits	328,876	328,876	-	-
Mutual funds (1)	5,386,636	5,386,636	5,296,974	5,296,974
Marketable equity securities	17,830	13,801	-	-
Other	-	-	558,409	553,570

Total	8,052,984	8,055,078	9,957,842	9,962,016

________________________________________
(1) Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco

		June 30, 2005			March 31, 2005

Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	97,367	(15,035)	82,332	41,861	(15,200)	26,661
Treasury notes	55,670	(94)	55,576	-	-	-
Treasury Bonds	4,493	(498)	3,995	4,941	(865)	4,076
Other	37,204	(14,443)	22,761	36,920	(14,335)	22,585
Corporate debt securities	1,898,255	(87,677)	1,810,578	1,808,692	(134,725)	1,673,967
Debentures	1,831,372	(67,084)	1,764,288	1,775,919	(129,573)	1,646,346
Eurobonds	14,611	(14,611)	-	16,575	-	16,575
Other	52,272	(5,982)	46,290	16,198	(5,152)	11,046
Bank debt securities	2,642,845	(5,857)	2,636,988	485,375	(2,507)	482,868
Debentures	2,169,971	-	2,169,971	-	-	-
Eurobonds	308,957	-	308,957	357,146	-	357,146
Mortgage notes	125,441	(5,857)	119,584	126,426	(2,506)	123,920
Time deposits	18,014	-	18,014	1,009	(1)	1,008
Other	20,462	-	20,462	794	-	794
Marketable equity securities	38,442	11,220	49,662	38,694	(10)	38,684
Mutual funds	11,901	-	11,901	11,528	-	11,528
Total	4,688,810	(97,349)	4,591,461	2,386,150	(152,442)	2,233,708

	Unibanco Consolidated

		June 30, 2005			March 31, 2005

	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Issuer/Type of investment
Federal government	671,953	(14,681)	657,272	603,294	(14,921)	588,373
Financial treasury bills	574,412	412	574,824	533,811	438	534,249
Treasury bills	-	-	-	18,699	(7)	18,692
Treasury notes	55,670	(94)	55,576	-	-	-
Treasury Bonds	4,493	(498)	3,995	4,941	(865)	4,076
Other	37,378	(14,501)	22,877	45,843	(14,487)	31,356
Foreign government	943	(67)	876	-	-	-
Brazilian sovereign bonds	-	-	-	43,537	-	43,537
Corporate debt securities	2,115,939	(104,666)	2,011,273	2,041,245	(152,663)	1,888,582
Debentures	2,022,976	(80,107)	1,942,869	1,969,978	(142,899)	1,827,079
Eurobonds	14,611	(14,611)	-	23,142	-	23,142
Other	78,352	(9,948)	68,404	48,125	(9,764)	38,361
Bank debt securities	219,415	(6,020)	213,395	208,684	(2,546)	206,138
Debentures	1,954	-	1,954	3,886	-	3,886
Eurobonds	30,954	(164)	30,790	55,423	(41)	55,382
Mortgage notes	125,441	(5,857)	119,584	126,426	(2,506)	123,920
Time deposits	41,099	1	41,100	22,949	1	22,950
Other	19,967	-	19,967	-	-	-
Marketable equity securities	128,627	(8,730)	119,897	128,917	(14,667)	114,250
Mutual funds (1)	612,906	-	612,906	588,348	-	588,348
Total	3,749,783	(134,164)	3,615,619	3,614,025	(184,797)	3,429,228

________________________________________
(1) Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

				Unibanco

	June 30, 2005		March 31, 2005

	Amortized	Fair value	Amortized	Fair value
Issuer/Type of investment	cost		cost
Less than 3 months	489,181	425,496	294,700	191,820
Between 3 months and 1 year	418,014	417,487	759,534	699,732
Between 1 and 3 years	722,221	706,468	791,138	804,602
Between 3 and 5 years	457,299	416,369	246,185	242,209
Between 5 and 15 years	2,526,908	2,553,620	201,995	222,226
More than 15 years	24,919	10,533	36,392	22,113
No stated maturity (1)	50,268	61,488	56,206	51,006
Total	4,688,810	4,591,461	2,386,150	2,233,708

	Unibanco Consolidated

	June 30, 2005		March 31, 2005

	Amortized	Fair value	Amortized	Fair value
Issuer/Type of investment	cost		cost
Less than 3 months	589,001	525,303	336,059	233,057
Between 3 months and 1 year	538,293	533,778	926,067	865,802
Between 1 and 3 years	905,438	889,950	916,665	929,803
Between 3 and 5 years	504,023	450,085	348,273	339,105
Between 5 and 15 years	445,985	472,574	323,411	332,047
More than 15 years	25,586	11,201	41,095	26,816
No stated maturity (1)	741,457	732,728	722,455	702,598
Total	3,749,783	3,615,619	3,614,025	3,429,228
________________________________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005

Issuer/Type of investment				Amortized cost

Federal government	606,494	689,373	1,395,028	1,477,563
Financial treasury bills	-	-	167,311	160,058
Central Bank notes	297,308	347,128	343,749	401,520
Treasury notes	309,186	341,866	879,410	911,322
Other	-	379	4,558	4,663
Foreign government	336	-	336	-
Brazilian sovereign bonds	2,634,023	2,950,461	2,634,023	2,950,461
Corporate debt securities	187,544	212,153	187,544	212,153
Eurobonds	187,544	212,153	187,544	212,153
Bank debt securities	92,565	111,952	92,565	111,952
Eurobonds	92,565	111,952	92,565	111,952
Total	3,520,962	3,963,939	4,309,496	4,752,129

The fair value of these securities was R$3,711,480 (March 31, 2005 - R$4,060,202) in Unibanco and R$4,533,420 (March 31, 2005 - R$4,878,951) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$190,518 (March 31, 2005 - R$96,263) in Unibanco and R$223,924 (March 31, 2005 - R$126,822) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005

Issuer/Type of investment				Amortized cost

Less than 3 months	142,928	148,159	149,045	152,824
Between 3 months and 1 year	479,429	554,411	534,006	601,171
Between 1 and 3 years	1,260,254	1,107,088	1,427,903	1,285,434
Between 3 and 5 years	351,601	406,465	351,601	406,464
Between 5 and 15 years	1,286,578	1,747,608	1,286,577	1,747,609
More than 15 years	172	208	560,364	558,627
Total	3,520,962	3,963,939	4,309,496	4,752,129

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005
By type
Discounted loans and notes	13,417,923	12,787,418	13,526,292	12,979,426
Financing	7,802,383	7,570,512	10,850,937	10,469,024
Agricultural	964,274	1,022,555	964,274	1,022,555
Real estate loans	1,223,423	1,172,329	1,223,423	1,172,329
Credit card	-	-	4,338,852	3,974,109
Total lending operations	23,408,003	22,552,814	30,903,778	29,617,443

Leasing operations	-	-	714,739	670,712
Advances on exchange contracts (1)	1,612,353	1,393,695	1,612,353	1,393,695
Total leasing operations and advances on
exchange contracts	1,612,353	1,393,695	2,327,092	2,064,407

Guarantees honored	29,813	35	29,813	35
Other receivables (2)	546,036	517,920	1,893,060	1,494,182
Total other credits	575,849	517,955	1,922,873	1,494,217

Total risk	25,596,205	24,464,464	35,153,743	33,176,067

By maturity
Past-due for more than 15 days (Note 5 (d))	461,068	620,145	1,398,796	1,497,918
Falling due:
Less than 3 months (3)	9,438,424	9,265,045	14,575,122	13,837,388
Between 3 months and 1 year	7,335,222	6,611,716	9,563,403	8,692,001
Between 1 and 3 years	5,636,052	5,441,773	6,791,934	6,538,668
More than 3 years	2,725,439	2,525,785	2,824,488	2,610,092
Total risk	25,596,205	24,464,464	35,153,743	33,176,067
________________________________________
(1) Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 6(a))
(2) Other receivables consist of receivables from sale of assets and notes, credits receivable and Insurance premiums receivable.
(3) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco

	June 30, 2005		March 31, 2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	1,958,541	7.6	1,809,951	7.4
Automotive industry	1,479,959	5.8	1,067,043	4.4
Paper, pulp and wood products	1,297,787	5.0	1,270,030	5.2
Food, beverages and tobacco	1,228,362	4.8	1,242,739	5.1
Production of machines and equipment	731,979	2.9	746,087	3.1
Basic metal industries	882,814	3.4	672,721	2.8
Chemical and pharmaceutical	693,952	2.7	782,276	3.2
Textiles, clothing and leather goods	506,810	2.0	418,602	1.7
Extractive	489,328	1.9	438,358	1.8
Petroleum	378,368	1.5	413,480	1.7
Electronic and communications equipment	240,980	0.9	293,034	1.2
Rubber and plastic	210,718	0.8	190,492	0.8
Electric and electronic	167,698	0.7	175,648	0.7
Production of metal goods	174,347	0.7	173,200	0.7
Other manufacturing industries	31,881	0.1	10,737	-
Subtotal	10,473,524	40.8	9,704,398	39.8
Retailers
Retail	2,048,985	8.0	1,916,772	7.8
Wholesale	1,199,655	4.7	1,174,828	4.8
Subtotal	3,248,640	12.7	3,091,600	12.6
Financial service
Financial companies	622,154	2.5	656,001	2.7
Insurance companies and private pension funds	3,845	-	4,313	-
Subtotal	625,999	2.5	660,314	2.7
Residential construction loans	272,573	1.1	250,974	1.0
Other services
Post office and telecommunications	978,264	3.8	1,028,957	4.2
Transportation	789,941	3.1	802,264	3.3
Construction	462,285	1.8	488,103	2.0
Real estate services	406,946	1.6	351,670	1.4
Agricultural	357,810	1.4	270,001	1.1
Association activities	161,409	0.6	170,995	0.7
Health and social services	127,243	0.5	119,658	0.5
Education	107,075	0.4	110,708	0.4
Cultural, sports and leisure activities	96,583	0.4	97,683	0.4
Lodging and catering services	113,439	0.4	94,670	0.4
Other services	937,865	3.7	1,078,825	4.4
Subtotal	4,538,860	17.7	4,613,534	18.8
Agriculture, livestock, forestry and fishing
	743,238	2.9	833,762	3.4
Individual
Consumer loans	4,498,521	17.6	4,173,749	17.0
Residential mortgage loans	973,814	3.8	947,340	3.9
Other	221,036	0.9	188,793	0.8
Subtotal	5.693.371	22.3	5.309.882	21.7
Total	25.596.205	100.0	24.464.464	100.0

	Unibanco Consolidated

	June 30, 2005		March 31, 2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	2,059,646	5.9	1,851,864	5.6
Automotive industry	1,507,372	4.3	1,092,593	3.3
Paper, pulp and wood products	1,350,821	3.8	1,331,728	4.0
Food, beverages and tobacco	1,282,822	3.7	1,305,184	3.9
Basic metal industries	942,917	2.7	740,159	2.2
Production of machines and equipment	751,750	2.1	771,304	2.3
Chemical and pharmaceutical	718,797	2.0	807,494	2.4
Textiles, clothing and leather goods	519,954	1.5	433,105	1.3
Extractive	517,924	1.5	466,448	1.4
Petroleum	387,861	1.1	422,793	1.3
Electronic and communications equipment	247,403	0.7	302,269	0.9
Rubber and plastic	220,899	0.6	201,671	0.6
Electric and electronic	175,162	0.5	184,449	0.6
Production of metal goods	183,082	0.5	183,143	0.6
Other manufacturing industries	32,793	0.1	11,379	-
Subtotal	10,899,203	31.0	10,105,583	30.4
Retailers
Retail	2,211,469	6.3	2,084,310	6.3
Wholesale	1,316,634	3.7	1,292,653	3.9
Subtotal	3,528,103	10.0	3,376,963	10.2
Financial service
Financial companies	464,674	1.3	444,278	1.3
Insurance companies and private pension funds	4,490	0.1	5,046	0.1
Subtotal	469,164	1.4	449,324	1.4
Residential construction loans	272,573	0.8	250,974	0.7
Other services
Transportation	1,684,726	4.8	1,646,469	5.0
Post office and telecommunications	994,654	2.8	1,051,039	3.2
Construction	502,427	1.4	529,630	1.6
Real estate services	472,255	1.3	392,642	1.2
Agricultural	380,563	1.1	294,776	0.9
Association activities	175,887	0.5	189,396	0.6
Health and social services	141,454	0.4	134,734	0.4
Education	124,495	0.4	129,143	0.4
Cultural, sports and leisure activities	100,585	0.3	111,908	0.3
Lodging and catering services	122,022	0.3	104,050	0.3
Other services	1,184,098	3.4	1,376,293	4.1
Subtotal	5,883,166	16.7	5,960,080	18.0
Agriculture, livestock, forestry and fishing	743,238	2.1	833,762	2.5
Individual
Consumer loans	7,718,492	22.0	7,002,022	21.1
Credit card	4,338,852	12.3	3,974,109	12.0
Residential mortgage loans	973,814	2.8	947,340	2.9
Lease financing	106,102	0.3	87,117	0.2
Other	221,036	0.6	188,793	0.6
Subtotal	13,358,296	38.0	12,199,381	36.8
Total	35,153,743	100.0	33,176,067	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco

	June 30, 2005		March 31, 2005

Largest clients	Value	% of total	Value	% of total
10 largest clients	2,891,566	11.3	2,894,443	11.8
50 next largest clients	4,941,174	19.3	4,773,591	19.5
100 next largest clients	3,665,059	14.3	3,632,688	14.9
Other clients	14,098,402	55.1	13,163,742	53.8
Total	25,596,205	100.0	24,464,464	100.0

	Unibanco Consolidated

	June 30, 2005		March 31, 2005

Largest clients	Value	% of total	Value	% of total
10 largest clients	2,861,506	8.2	2,796,773	8.4
50 next largest clients	4,857,590	13.8	4,699,571	14.2
100 next largest clients	3,720,216	10.6	3,661,615	11.0
Other clients	23,714,431	67.4	22,018,108	66.4
Total	35,153,743	100.0	33,176,067	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

Unibanco

							June 30, 2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	11,816,343	-	-	11,816,343	46.2	11,219	-
A	0.5	8,564,388	-	-	8,564,388	33.5	47,054	0.5
B	1.0	2,175,559	188,435	28,139	2,392,133	9.3	36,212	1.5
C	3.0	967,995	195,858	47,202	1,211,055	4.7	119,052	9.8
D	10.0	560,871	96,791	42,794	700,456	2.8	209,437	29.9
E	30.0	50,760	60,159	28,065	138,984	0.5	69,353	49.9
F	50.0	14,154	45,497	51,203	110,854	0.4	77,291	69.7
G	70.0	134,112	36,332	34,277	204,721	0.8	204,516	99.9
H	100.0	57,227	170,656	229,388	457,271	1.8	457,271	100.0
Total		24,341,409	793,728	461,068	25,596,205	100.0	1,231,405
% of total risk							4.8%

Unibanco

							March 31, 2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	11,502,014	-	-	11,502,014	47.0	10,944	-
A	0.5	7,403,704	-	-	7,403,704	30.2	39,163	0.5
B	1.0	2,430,745	153,572	24,708	2,609,025	10.7	30,780	1.2
C	3.0	853,578	196,451	55,921	1,105,950	4.5	75,313	6.8
D	10.0	411,029	295,686	164,084	870,799	3.6	241,359	27.7
E	30.0	60,407	84,617	39,803	184,827	0.8	80,203	43.4
F	50.0	13,976	49,099	35,274	98,349	0.4	59,880	60.9
G	70.0	143,605	32,083	20,118	195,806	0.8	176,377	90.1
H	100.0	35,754	177,999	280,237	493,990	2.0	493,990	100.0
Total		22,854,812	989,507	620,145	24,464,464	100.0	1,208,009
% of total risk							4.9%

Unibanco Consolidated

							June 30, 2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	14,006,600	-	-	14,006,600	39.8	11,392	-
A	0.5	13,956,800	-	-	13,956,800	39.7	74,190	0.5
B	1.0	2,339,597	289,311	224,802	2,853,710	8.1	41,043	1.4
C	3.0	1,329,933	274,685	207,173	1,811,791	5.2	142,976	7.9
D	10.0	709,969	128,894	173,311	1,012,174	2.9	267,797	26.5
E	30.0	77,772	81,394	140,450	299,616	0.9	126,722	42.3
F	50.0	37,348	59,416	160,765	257,529	0.7	157,186	61.0
G	70.0	145,966	46,324	137,994	330,284	0.9	292,870	88.7
H	100.0	85,700	185,238	354,301	625,239	1.8	625,239	100.0
Total		32,689,685	1,065,262	1,398,796	35,153,743	100.0	1,739,415
% of total risk							4.9%

Unibanco Consolidated

							March 31, 2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	13,223,378	-	-	13,223,378	39.9	11,366	0.1
A	0.5	12,439,119	-	-	12,439,119	37.5	80,382	0.6
B	1.0	2,582,024	230,489	225,535	3,038,048	9.2	35,352	1.2
C	3.0	1,285,509	284,416	224,044	1,793,969	5.4	100,950	5.6
D	10.0	488,322	346,303	299,239	1,133,864	3.4	280,366	24.7
E	30.0	160,053	108,643	132,278	400,974	1.2	163,175	40.7
F	50.0	22,945	66,551	113,845	203,341	0.6	113,433	55.8
G	70.0	148,461	42,679	86,199	277,339	0.8	233,846	84.3
H	100.0	59,363	189,894	416,778	666,035	2.0	666,035	100.0
Total		30,409,174	1,268,975	1,497,918	33,176,067	100.0	1,684,905
% of total risk							5.1%
________________________________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$631,023 (March 31, 2005 - R$752,279) in Unibanco and R$729,953 (March 31, 2005 - R$857,942) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off , and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for credit losses during the period:

	Unibanco		Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2005	30, 2005
Balance at the beginning of the period	1,208,009	1,146,195	1,684,905	1,669,467
Provision for credit losses	187,110	320,108	435,291	745,308
Loan charge-offs	(163,714)	(234,898)	(380,781)	(675,360)
Balance at the end of the period	1,231,405	1,231,405	1,739,415	1,739,415

Loan recoveries (1)	9,648	21,256	30,940	76,759
________________________________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005
Assets - Other credits
Unsettled exchange purchases	2,453,529	2,907,144	2,453,529	2,907,144
Rights on foreign exchange sold	1,472,289	1,839,688	1,472,289	1,839,688
(-) Received advances	(171,758)	(303,883)	(171,758)	(303,883)
Income receivable from advances on exchange
contracts	15,614	13,731	15,614	13,731
Other	-	3,835	-	3,835
Total	3,769,674	4,460,515	3,769,674	4,460,515

Liabilities - Other liabilities
Unsettled exchange sales	1,410,933	1,822,189	1,410,933	1,822,189
Obligations for foreign exchange purchased	2,659,317	2,955,858	2,659,317	2,955,858
(-) Advances on exchange contracts	(1,612,353)	(1,393,695)	(1,612,353)	(1,393,695)
Other	(4,303)	872	(4,303)	872
Total	2,453,594	3,385,224	2,453,594	3,385,224

Off-balance sheet
Import credits outstanding	72,812	134,800	91,251	156,883
Confirmed export credits	26,780	30,875	26,851	31,392

(b) Statement of income

			Unibanco

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Income from foreign exchange transactions	631,593	1,347,468	701,229	1,162,606
Expenses from foreign exchange transactions	(834,887)	(1,545,589)	(583,729)	(1,028,911)
Net gain on foreign exchange transactions	(203,294)	(198,121)	117,500	133,695

			Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Income from foreign exchange transactions	653,743	1,407,545	927,352	1,582,757
Expenses from foreign exchange transactions	(856,881)	(1,604,242)	(809,086)	(1,447,671)
Net gain on foreign exchange transactions	(203,138)	(196,697)	118,266	135,086

7. Other Credits - Sundry

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005
Escrow deposits for civil and labor suits (a)	1,159,027	1,179,072	2,474,260	2,227,163
Insurance premium	-	-	955,861	747,761
Receivables from credit card operations	-	-	618,074	608,545
Prepaid taxes	278,966	214,179	662,874	553,565
Notes and credits receivable	573,785	544,469	574,054	544,997
Unibanco’s retirement plan	135,905	134,785	135,905	134,785
Receivables from purchase of assets	12,971	15,613	80,088	75,299
Government retirement benefit advances	-	50,974	-	50,974
Salary advances and other	64,947	38,560	81,173	50,647
Accounts receivable from subsidiaries	160,607	5,221	-	-
Other	419,101	520,211	706,453	888,289
Total	2,805,309	2,703,084	6,288,742	5,882,025
Current	870,352	782,139	2,849,193	2,518,128

Long-term	1,934,957	1,920,945	3,439,549	3,363,897
________________________________________
(a) Substantially related to fiscal, labor and civil litigations (Note 12).

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

		June 30, 2005		March 31, 2005

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Current assets	2,363,158	5,554,366	1,907,143	5,084,824
Long-term assets	1,648,375	3,874,341	1,644,338	4,384,135
Permanent assets	52	123	56	150
Total assets	4,011,585	9,428,830	3,551,537	9,469,109

Current liabilities	2,154,666	5,064,326	1,580,255	4,213,276
Long-term liabilities	1,587,375	3,730,967	1,718,476	4,581,801
Deferred income	426	1,001	366	975
Branch equity	269,118	632,536	252,440	673,057
Total liabilities	4,011,585	9,428,830	3,551,537	9,469,109

	Quarter ended June 30, 2005		Six-months ended June 30, 2005

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Net income for the period (2005)	19,167	38,518	39,855	93,676
Net income for the period (2004)	22,171	79,245	74,198	230,571

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$186,219 (Six-months ended June 30, 2005 - R$181,252) in Unibanco and R$151,439 (Six-months ended June 30, 2005 - R$149,407) in Unibanco Consolidated, were recognized as “Other operating income”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares							Adjusted net		Equity in results
	or quotas							income (loss)		adjustments

	(in thousands)		Percentage holding (%)		Adjusted	Investments value		Quarter	Six-months	Quarter	Six-months

	direct and indirect			Unibanco	stockholders	June 30,	March 31,	ended June	ended June	ended June	ended June

	Common	Preferred	Unibanco	Consolidated	equity	2005	2005	30, 2005	30, 2005	30, 2005	30, 2005
Investments of Unibanco

Subsidiary companies
Unipart Participações
Internacionais Ltd.	990	-	100.000	100.000	910,175	910,174	929,950	81,571	89,609	81,571	89,609
Unicard Banco Múltiplo S.A.
(5) and (11)	106,053,960	91,811,816	100.000	100.000	728,476	728,476	873,040	76.968	89,368	76,862	89,368
Banco Fininvest S.A.	4	1	99.940	99.940	677,057	676,512	625,951	51,009	98,958	50,968	98,762
Unibanco AIG Seguros S.A. (12)	345,014	188,814	49.709	49.709	1,312,920	652,641	628,267	84,395	139,836	41,953	69,511
Unibanco Companhia de
Capitalização (3)	4,194	-	99.999	100.000	404,732	404,732	422,707	32,067	46,267	32,066	46,265
Banco Único S.A. (4)	2,769,089	2,769,390	99.980	99.980	226,785	217,060	212,145	4,645	9,283	4,842	9,316
Banco Dibens S.A. (10)	8,858,142	-	99.999	99.999	211,894	211,894	114,095	(11,083)	(7,718)	(7,905)	(6,189)
Unibanco Leasing S.A. –
Arrendamento Mercantil	265	-	99.999	99.999	138,182	138,180	141,508	(2,404)	3,893	(2,404)	3,893
Unibanco Investshop Corretora
de Valores Mobiliários e Câmbio
S.A. (2) and (9)	4,955	4,955	100.000	100.000	110,616	110,616	105,639	4,648	8,862	7,088	11,302
Unibanco Empreendimentos e
Participações Ltda. (3)	201,910	-	48.003	100.000	218,197	104,742	102,740	3,244	(12,373)	2,002	(5,939)
Interbanco S.A.	20,000	-	99.996	99.999	80,388	80,385	79,705	6,998	16,068	6,958	16,068
Unibanco Negócios Imobiliários
Ltda. (3)	49,568	-	99.999	100.000	56,496	56,496	55,681	814	1,261	814	1,261
BWU Comércio e Entretenimento
Ltda. (3) and (13)	67,562	-	59.792	59.792	59,701	35,697	36,958	(2,010)	(6,386)	(1,262)	(3,325)
Unibanco Asset Management –
Banco de Investimento S.A. (2)	1,468	1,468	99.999	99.999	27,409	27,409	24,605	4,389	6,418	4,407	6,436
Unibanco Empreendimentos
Ltda. (3)	150,489	-	16.126	100.000	125,093	20,172	20,040	822	1,602	132	258
Unibanco Serviços de
Investimento Ltda.	100	-	99.999	100.000	5,582	5,582	6,746	7,436	14,082	7,436	14,082
Hipercard Banco Múltiplo S.A.
(5)	-	-	-	-	-	-	-	-	-	-	(8,328)
Other	-	-	-	-		169,290	275,230	-	-	19,519	1,646

Jointly controlled
companies(i)
Banco Investcred Unibanco
S.A. – (PontoCred) (6)	95	-	49.997	49.997	203,774	101,881	96,850	11,317	28,944	5,579	14,387
Serasa S.A.	366	349	19.045	19.174	159,757	30,426	33,639	22,504	42,276	4,211	7,996
Tecnologia Bancária S.A.	762,278	-	19.051	21.432	139,207	26,520	25,387	5,954	5,450	1,134	1,026
Redecard S.A.	200	400	31.943	31.943	57,852	18,480	17,728	47,034	86,010	15,024	27,474
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	36,191	9,048	8,487	2,244	3,400	561	850
Companhia Hipotecária
Unibanco – Rodobens	6,055	-	50.000	50.000	8,929	4,465	4,393	128	536	74	278
Other	-	-	-	-	-	22,665	22,268	-	-	6,485	9,462
Total						4,763,543	4,863,759	-	-	358,115	495,469
Investment of
Unibanco Consolidated
Associated companies
AIG Brasil Companhia de
Seguros	54,214	-	-	49.999	93,469	46,734	45,140	3,192	5,587	3,408	2,469
Instituto de Resseguros do
Brasil (IRB)	-	110,824	-	11.082	1,362,218	153,804	-	109,664	109,664	12,675	12,675
Other	-	-	-	-	-	3,898	11,930	-	-	(18)	(257)
Total						204,436	57,070			16.065	14,887

					Adjusted net income (loss)

Main direct, indirect and jointly controlled subsidiary companies	Number of shares or quotas (in thousands)		Percentage holding (%)	Adjuste stockholders equity	Quarter ended June 30 2005	Six-month ended June 30, 2005

invested by:	Common	Preferred	Unibanco Consolidated

Unipart Participações Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	354,478	48,956	54,703
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	158,811	363	1,014
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	31,195	7,739	18,372
Hipercard Administradora de Cartões de Crédito Ltda. (8)	7	-	100.000	201,513	9,254	21,493
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Vida e Previdência S.A. (7)	39,565	-	100.000	225,310	21,228	36,932
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	50,538	1,954	4,973
Unibanco AIG Warranty S.A.	560	-	70.000	23,715	284	2,615
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49.998	42,666	4,700	12,300
Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A. (5)	490,295	5,940	100.000	767,131	29,468	39,638
________________________________________
(i) The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)	The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill.

(2)	The difference between the net income and the equity results was mainly due to restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(3)	During the second quarter of 2004, the Extraordinary Shareholder’s Meeting approved the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(4)	Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro S.p.A. ("BNL") through the exchange of 1 billion Units. Through the Extraordinary Shareholders’ Meeting held on October 22, 2004, the change in the company name from Banco BNL do Brasil S.A. to Banco Único S.A. was approved.

(5)	During the third quarter of 2004, Unibanco acquired 11,263 thousand common shares and all the preferred shares of Banco1.net S.A. for approximately R$38,378, increasing its ownership to 99.999% of the total equity. The company name was changed from Banco1.net S.A. to Hipercard Banco Múltiplo S.A. On February 28, 2005, at the Extraordinary Shareholders' Meeting, the capital of Unicard Banco Múltiplo S.A. was increased through the investment in Hipercard Banco Múltiplo S.A.

(6)	In the third quarter of 2004, the shareholders approved, in an Extraordinary Shareholders' Meeting, the merger of Estrel Participações S.A. into Banco Investcred Unibanco S.A., at its book value.

(7)	Through the Extraordinary Shareholders' Meeting held on June 11, 2004, the change in the company name from Phenix Seguradora S.A to Unibanco AIG Vida e Previdência S.A. was approved. The Extraordinary Shareholders' Meeting held on July 30, 2004 approved the merger of Phenix Participações Ltda. and Unibanco AIG Previdência S.A. into Unibanco AIG Vida e Previdência S.A.

(8)	On March 1st, 2004, Unibanco acquired from the Dutch group Ahold, through its subsidiaries, the total capital of Hipercard Administradora de Cartões de Crédito Ltda., after the conclusion of the due diligence process during the third quarter of 2004, for the amount of R$630 million, resulting in goodwill of R$415 million to be amortized in accordance with the expected period of benefit up to ten years.

(9)	On January 31, 2005, the Extraordinary Shareholders' Meeting approved the merger of Unibanco Corretora de Valores Mobiliários into Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.

(10)	On June 3, 2005 Unibanco signed an agreement to acquire from Grupo Verdi the remaining 49% of the capital of Banco Dibens. The value of the transation was R$128 million, resulting in goodwill of R$22.4 million to be amortized in accordance with the expected period of benefit up to ten years. The transaction is subject to the approval of the Central Bank of Brazil and other authorities.

(11)	In May 2005, Caixa Geral de Depósitos, the former parent of Banco Bandeirantes, paid us the indemnity and other liabilities due under the association agreement executed in connection with the acquisition of Banco Bandeirantes, in the amount of approximately R$238 million, considering R$200 million relating to the contingencies of Banco Banorte S.A. and R$38 million relating to the “memorandum account” of Banco Bandeirantes S.A. As result the related risks were assumed by the successor companies and the corresponding provision was established.

The equity in results in the six-month ended June 30, 2005, reflects the result of Unicard Banco Múltiplo S.A. operations, the provisions recorded and the indemnity received, corresponding to an adjusted net income of R$89 million. See Note 12((b)1).

(12)	On June, 30, 2005 Unibanco recognized extraordinary items in the amount of R$503 as result of: (i) the change of valuation method of investments previous, recorded on the cost method because of the nomination of a number of the Board of Directors, representing influence on the Administration (ii) constitution of provisions for the abandonment and adaptation of software and to complement provisions for fiscal contingencies.

(13)	Through the Private Amendment and Consolidation of the Article of Association of BWU Comércio e Entretenimento Ltda. dated August 3, 2004, the merger of BWU Representação e Participações Ltda. into that company was approved

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses".

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized			Amortization during the period
			Quarter	Six-months	Quarter	Six-months
	June 30,	March 31,	ended June	ended June	ended June	ended June
	2005	2005	30, 2005	30, 2005	30, 2004	30, 2004
Bandeirantes (1)	-	-	-	-	15,320	31,159
Fininvest	307,177	314,963	7,786	15,572	6,538	13,076
Hipercard	367,465	378,065	9,614	20,230	7,916	7,916
Other	195,313	182,038	8,209	15,754	6,058	10,683
Total	869,955	875,066	25,609	51,556	35,832	62,834
________________________________________
(1) As described in of Note 3 (e), as from December 31, 2004, upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 13.42% (March 31, 2005 – 12.79%) per annum, and are payable up to July 24, 2006.

(b) Euronotes

		Unibanco		Unibanco Consolidated

		June 30,	March 31,	June 30,	March 31,
Maturity	Currency	2005	2005	2005	2005
Less than 3 months	US$	443,247	140,182	434,217	132,146
	EUR	5,024	25,048	5,024	25,048
	R$	45,513	8,629	39,999	8,629
		493,784	173,859	479,240	165,823

From 3 to 12 months	US$	138,271	460,361	132,637	454,889
	EUR	10,092	14,680	10,092	14,680
	R$	210,254	3,187	96,573	3,187
		358,617	478,228	239,302	472,756

From 1 to 3 years	US$	93,581	76,665	86,132	71,745
	EUR	10,046	12,952	10,046	12,952
	R$	-	111,503	-	111,503
		103,627	201,120	96,178	196,200

From 3 to 5 years	US$	86,001	121,452	78,662	94,479
	R$	297,127	318,410	258,946	318,410
		383,128	439,862	337,608	412,889

From 5 to 15 years	US$	40,747	49,944	37,151	46,265

Total		1,379,903	1,343,013	1,189,479	1,293,933

The average interest of issues in foreign currency was 3.92% (March 31, 2005 – 2.78%) per annum in Unibanco and 4.13% (March 31, 2005 – 2.78%) per annum in Unibanco Consolidated.

In February 2005, Unibanco issued a Real-denominated note, in the amount of US$125 million equivalent to R$325 million, with 5 year-term and semiannual interest payments. The coupon is denominated in Reais, pegged to the IGPM Inflation Index plus a fixed rate of 8.7% p.a..

(c) The other issues totaled R$36,467 (March 31, 2005 - R$43,782) in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 6.03% (March 31, 2005 – 6.28%) per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.46% (March 31, 2005 – 5.32%) per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to various legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsel. The provisions recorded and respective changes for the quarter were as follows:

(a) Balance sheet

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005
Tax litigation	684,936	549,517	1,441,039	1,185,596
Labor litigation	473,008	534,149	868,336	798,313
Civil litigation	314,127	318,416	561,993	506,074
Total	1,472,071	1,402,082	2,871,368	2,489,983

Recorded in Other Liabilities
- Taxes and Social Security	684,936	549,517	1,441,039	1,185,596
- Others (Note 13(c))	787,135	852,565	1,430,329	1,304,387
	1,472,071	1,402,082	2,871,368	2,489,983

(b) Changes in and the related fiscal labor and civil litigation provision:

	Unibanco		Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2005	30, 2005
Balance at the beginning of the period	1,402,082	1,393,093	2,489,983	2,386,139
Provision charged (1)	242,664	357,372	611,596	850,237
Payments	(172,675)	(278,394)	(230,211)	(365,008)

Balance at the end of the period	1,472,071	1,472,071	2,871,368	2,871,368
________________________________________
(1) As described in of Note 9 ((a)12), Unibanco Consolidated was recorded in a consolidated provision in the first half of 2005, for the assumption of risk related to the contingencies on the for acquisition of Banco Bandeirantes, for which Unibanco received from Caixa Geral de Depósitos the amount of R$260 million, before applicable taxes.

(c) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion.

(d) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount is recorded as a provision, based on the average of payments made.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits for any amounts incurred under such lawsuits. Additionally, in those cases in which liens have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these liens.

(e) Civil litigation

Unibanco and its subsidiaries were parties to other actions and claims, including certain claims in conjunction with other Brazilian financial institutions, relating mainly to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates for periods less than one year; (iii) losses related to lease contracts involving foreign exchange variations; and (iv) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim.

(f) Judicial cases

The former controlling shareholders of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, that these suits are untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System), a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in these cases.

During the six-month period ended June 30, 2005, Unibanco and the former controlling shareholders of Banco Banorte S.A. concluded their judicial disputes and will propose a project to the Brazilian Central Bank to transform the extrajudicial liquidation of Banorte into an ordianary liquidation process.

13. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

Private Retirement
	Insurance		Plans		Annuity Products		Total

	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005	2005	2005	2005	2005
Current:	1,359,915	1,154,492	2,835,822	2,747,588	465,374	446,978	4,661,111	4,349,058
Provision for unearned
premiums	708,803	509,478	1	1	-	-	708,804	509,479
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	205,053	199,222	9,817	9,734	-	-	214,870	208,956
Mathematical provision
benefits to be granted	164,626	142,968	2,782,501	2,701,670	-	-	2,947,127	2,844,638
Mathematical provision
for benefits granted	2,747	2,776	2	1	-	-	2,749	2,777
Unsettled claims	276,227	297,533	708	752	-	-	276,935	298,285
Provision for draws and
redemptions	-	-	-	-	465,011	446,615	465,011	446,615
Other provisions	2,459	2,515	42,793	35,430	363	363	45,615	38,308

Long-term liabilities:	758	934	2,012,799	1,976,603	-	-	2,013,557	1,977,537
Mathematical provision
benefits to be granted	-	-	1,471,121	1,455,571	-	-	1,471,121	1,455,571
Mathematical provision
for benefits granted	731	746	358,327	343,793	-	-	359,058	344,539
Other provisions	27	188	183,351	177,239	-	-	183,378	177,427
Total of technical
provisions	1,360,673	1,155,426	4,848,621	4,724,191	465,374	446,978	6,674,668	6,326,595

(b) Subordinated debt

				Unibanco		Unibanco Consolidated

			Remuneration	June 30,	March 31,	June 30,	March 31,
	Issue	Maturity	per annum	2005	2005	2005	2005
Step-up subordinated callable notes (1)	April 2002	April 2012	9.375%	477,548	554,209	473,918	552,619
Step-up subordinated callable notes (2)	December 2003	December 2013	7.375%	471,226	544,358	471,112	536,902
Step-up subordinated callable notes (3)	April 2001	April 2006	3.45%	71,275	81,327	71,275	81,327
Line of credit (4)	December 2004	December 2009	4.74%	353,057	404,667	353,057	404,667
Subordinated time deposits (5)	December 2002	December 2012	102% of CDI	401,098	383,201	401,098	383,201
Total				1,774,204	1,967,762	1,770,460	1,958,716
________________________________________
(1) The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2) The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3) The interest rate is calculated through semi-annual Libor plus 1.2% .
(4) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5) Subordinated time deposits can be redeemed from December 2007.

(c) Sundry

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005
Sale of rights of receipt of future flow of payment
orders abroad (1)	2,173,465	2,527,042	2,173,465	2,527,042
Payable to merchants - credit card	-	-	2,023,391	2,186,699
Provision for labor and civil litigation (Note 12(a))	787,135	852,565	1,430,329	1,304,387
Payable related to insurance companies	-	-	461,865	360,920
Provisions for payroll and administrative
expenses	339,277	340,050	411,052	412,137
Restructuring provision (2)	21,533	126,183	21,533	126,183
Debt assumption contracts	10,287	11,577	-	367
Other	185,643	182,404	426,386	228,695
Total	3,517,340	4,039,821	6,948,021	7,146,430
Short-term	732,102	843,858	3,461,372	3,456,958
Long-term	2,785,238	3,195,963	3,486,649	3,689,472
________________________________________
(1) Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$817,000 thousand and of R$25,000,000 thousand, bearing three-months Libor plus rates between 0.50% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.
(2) Provision recorded for restructuring charges related to the retail operations excluding permanent assets.

14. Employee Benefits

(a) Pension plan

Unibanco and a portion of its employees contributed for a “ Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program, is based on defined contributions established by Unibanco and your employees until October, 2004. After that only the employees contributed for the program.

Additionally on July 1st, 2004, the employee's "Free Benefits Generation Program " was redesigned in order to more coverage and flexible benefits. The new program is a closed private entity through Trevo Instituto Bandeirantes de Seguridade Social. The new program is sponsored by Unibanco and your employees.

During the quarter ended June 30, 2005, the company sponsor contributions totaled R$ 2,620 (Six-months ended June 30, 2005 - R$6,745) in Unibanco and R$3,281 (Six-months ended June 30, 2005 - R$8,006) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to June 30, 2005, the options activity was as follows:

	Issuance	Vesting period until	Exercise period until	Exercise price restated as of 06/30/2005				Not exercised

Nº	Date				Granted	Exercised	Cancelled

1	1/21/2002	1/21/2005	1/20/2006	9.31	2,062,687	616,965	564,855	880,867
		1/21/2006	1/20/2007	9.31	2,062,728	-	669,502	1,393,226
		1/21/2007	1/20/2008	9.31	2,062,585	-	669,477	1,393,108
2	4/15/2002	4/15/2005	4/14/2006	10.91	11,334	-	-	11,334
		4/15/2006	4/14/2007	10.91	11,333	-	-	11,333
		4/15/2007	4/14/2008	10.91	11,333	-	-	11,333
3	8/1/2002	8/1/2005	7/31/2006	8.40	33,334	-	-	33,334
		8/1/2006	7/31/2007	8.40	33,333	-	-	33,333
		8/1/2007	7/31/2008	8.40	33,333	-	-	33,333
4	8/12/2002	8/12/2005	8/11/2006	7.05	60,000	-	-	60,000
		8/12/2006	8/11/2007	7.05	60,000	-	-	60,000
		8/12/2007	8/11/2008	7.05	60,000	-	-	60,000
5	11/1/2002	11/1/2005	10/31/2006	6.90	33,334	-	-	33,334
		11/1/2006	10/31/2007	6.90	33,333	-	-	33,333
		11/1/2007	10/31/2008	6.90	33,333	-	-	33,333
6	11/11/2002	11/11/2005	11/10/2006	6.90	33,334	-	33,334	-
		11/11/2006	11/10/2007	6.90	33,333	-	33,333	-
		11/11/2007	11/10/2008	6.90	33,333	-	33,333	-
7	11/20/2002	5/31/2006	11/19/2006	6.90	50,000	-	-	50,000
		11/20/2006	11/19/2007	6.90	50,000	-	50,000	-
		11/20/2007	11/19/2008	6.90	50,000	-	50,000	-
8	1/6/2003	1/6/2006	1/5/2007	6.66	26,667	-	26,667	-
		1/6/2007	1/5/2008	6.66	26,667	-	26,667	-
		1/6/2008	1/5/2009	6.66	26,666	-	26,666	-
9	2/10/2003	2/10/2006	2/9/2007	7.78	20,000	-	-	20,000
		2/10/2007	2/9/2008	7.78	20,000	-	-	20,000
		2/10/2008	2/9/2009	7.78	20,000	-	-	20,000
10	3/10/2003	3/10/2006	3/9/2007	8.17	27,667	-	7,667	20,000
		3/10/2007	3/9/2008	8.17	27,667	-	7,667	20,000
		3/10/2008	3/9/2009	8.17	27,666	-	7,666	20,000
11	4/8/2003	4/8/2006	4/7/2007	8.85	264,003	-	100,669	163,334
		4/8/2007	4/7/2008	8.85	263,999	-	100,666	163,333
		4/8/2008	4/7/2009	8.85	263,998	-	100,665	163,333
12	4/14/2003	4/14/2006	4/13/2007	8.94	6,667	-	6,667	-
		4/14/2007	4/13/2008	8.94	6,667	-	6,667	-
		4/14/2008	4/13/2009	8.94	6,666	-	6,666	-
13	5/7/2003	5/7/2006	5/6/2007	8.41	186,667	-	-	186,667
		5/7/2007	5/6/2008	8.41	186,667	-	-	186,667
		5/7/2008	5/6/2009	8.41	186,666	-	-	186,666
14	6/4/2003	6/4/2006	6/3/2007	10.21	100,000	-	100,000	-
		6/4/2007	6/3/2008	10.21	100,000	-	100,000	-
		6/4/2008	6/3/2009	10.21	100,000	-	100,000	-
15	6/16/2003	6/16/2006	6/15/2007	10.30	20,000	-	-	20,000
		6/16/2007	6/15/2008	10.30	20,000	-	-	20,000
		6/16/2008	6/15/2009	10.30	20,000	-	-	20,000
16	9/2/2003	9/2/2006	9/1/2007	9.83	1,037,721	-	226,680	811,041
		9/2/2007	9/1/2008	9.83	1,037,658	-	226,663	810,995
		9/2/2008	9/1/2009	9.83	1,037,621	-	226,657	810,964
17	11/10/2003	11/10/2006	11/9/2007	9.83	60,000	-	60,000	-
		11/10/2007	11/9/2008	9.83	60,000	-	60,000	-
		11/10/2008	11/9/2009	9.83	60,000	-	60,000	-
18	12/17/2003	12/17/2006	12/16/2007	11.50	20,000	-	-	20,000
		12/17/2007	12/16/2008	11.50	20,000	-	-	20,000
		12/17/2008	12/16/2009	11.50	20,000	-	-	20,000
9	1/5/2004	1/5/2007	1/4/2008	9.83	40,000	-	-	40,000
		1/5/2008	1/4/2009	9.83	40,000	-	-	40,000
		1/5/2009	1/4/2010	9.83	40,000	-	-	40,000
20	2/1/2004	2/1/2007	1/31/2008	13.76	60,000	-	-	60,000
		2/1/2008	1/31/2009	13.76	60,000	-	-	60,000
		2/1/2009	1/31/2010	13.76	60,000	-	-	60,000
21	4/5/2004	4/5/2007	4/4/2008	14.03	2,040	-	-	2,040
		4/5/2008	4/4/2009	14.03	2,040	-	-	2,040
		4/5/2009	4/4/2010	14.03	2,040	-	-	2,040
22	4/12/2004	4/12/2007	4/11/2008	13.91	133,334	-	-	133,334
		4/12/2008	4/11/2009	13.91	133,333	-	-	133,333
		4/12/2009	4/11/2010	13.91	133,333	-	-	133,333
23	4/13/2004	4/13/2007	4/12/2008	14.02	33,334	-	-	33,334
		4/13/2008	4/12/2009	14.02	33,333	-	-	33,333
		4/13/2009	4/12/2010	14.02	33,333	-	-	33,333
24	7/19/2004	7/19/2007	7/18/2008	12.75	156,668	-	-	156,668
		7/19/2008	7/18/2009	12.75	156,666	-	-	156,666
		7/19/2009	7/18/2010	12.75	156,666	-	-	156,666
25	8/4/2004	8/4/2009	8/3/2010	11.94	300,000	-	-	300,000
26	9/20/2004	9/20/2007	9/19/2008	13.65	3,334	-	-	3,334
		9/20/2008	9/19/2009	13.65	3,333	-	-	3,333
		9/20/2009	9/19/2010	13.65	3,333	-	-	3,333
27	2/1/2005	2/1/2008	1/31/2009	16.05	1,406,687	-	81,668	1,325,019
		2/1/2009	1/31/2010	16.05	1,406,667	-	81,667	1,325,000
		2/1/2010	1/31/2011	16.05	1,406,646	-	81,665	1,324,981
28	5/3/2005	5/3/2008	5/2/2009	18.80	8,334	-	-	8,334
		5/3/2009	5/2/2010	18.80	8,333	-	-	8,333
		5/3/2010	5/2/2011	18.80	8,333	-	-	8,333
	Total				17,991,120	616,965	3,933,834	13,440,321

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	June 30, 2005			March 31, 2005

	Outstanding shares	Treasury stocks	Total	Total

Common	755,658,168	-	755,658,168	755,658,168
Preferred	641,114,542	12,085,622	653,200,164	653,200,164
Total	1,396,772,710	12,085,622	1,408,858,332	1,408,858,332

As of June 30, 2005, the market value of common shares were R$13.20 and R$7.13 for preferred shares.

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

On June 30, 2005, the fair value of units is R$17.22. Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Receipts (GDRs) is represented by 5 Units, and is traded in the international market.

On August 30, 2004, Unibanco and Unibanco Holdings finalized the reverse stock split of their common and preferred shares, including the Units, in the ratio of 100 shares to 1 share. The shares will be negotiated on a per-share basis. On the same date, the Global Depositary Receipts (GDRs) traded abroad represented 5 Units, instead of 500 Units, without a change in the number of GDRs issued or in the value of their pricing.

The reverse stock split aims to provide more efficiency in control and in the relationship with shareholders, and reduce operational cost, as well as representing one more step in the quest for increasing share liquidity.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

On March 30, 2005, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$84,392, comprising a as complement to the interest on capital related to the profit in the 2004 fiscal year, in the amount of R$27,676, plus the interest related to the first quarter of 2005, in the amount of R$56,716, amounting to R$0.0578 (R$0.0491 net of applicable tax) per common share and R$0.0635 (R$0.0540 net of applicable tax) per preferred share outstanding at that time. The interest on capital was calculated in accordance with article 9 of Law no. 9249/95, with a tax benefit of R$28,693. The payment of the interest on capital was made on April 29, 2005.

The Units had interest on capital of R$0.1138 (R$0.0967 net of applicable tax) comprising R$0.0503 (R$0.0427 net of applicable tax) from Unibanco Holdings and R$0.0635 (R$0.0540 net of applicable tax) from Unibanco. The GDR had interest on capital of R$0.5689 (R$0.4836 net of applicable tax).

On July 15, 2005, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$275,784, comprising interest on capital related to the second quarter of 2005, in the amount of R$56,717, and a complement interest on capital related to the first quarter of 2005, in the amount of R$219,067, amounting to R$0.1888 (R$0.1605, plus net of applicable tax) per common share and R$0.2077 (R$0.1765 plus net of applicable tax) per preferred share outstanding at that time. The interest on capital was calculated in accordance with article 9 of Law no. 9.249/95, with a tax benefit of R$93,767. The payment of the interest of capital was made on July 29, 2005.

The Units had interest on capital of R$0.3702 (R$0.3147 plus the applicable tax), comprising R$0.1625 (R$0.1382 plus the applicable tax) from Unibanco Holdings and R$0.2077 (R$0.1765 plus the applicable tax) from Unibanco. The GDR had interest on capital of R$1.8509 (R$1.5733 net of applicable tax).

(c) Capital reserves

These reserves are substantially comprised by the share premium reserve.

(d) Treasury stock

During the second quarter of 2005 as per the Shares – Performance buy back program approved (Note 14 (b)), approval by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program (see item (f)), the following changes in treasury stock occurred.

Quantity of shares on March 31, 2005	12,109,948
Acquisition of own stocks	4,008
Sale of own stocks	(36,666)
Repurshase	8,332
Quantity of shares on June 30, 2005	12,085,622

The average cost of R$4.1530 per share, and the minimum and maximum price per share were R$15.48 and R$20.77, respectively.

(e) Statutory reserves

The balance is summarized as follows:

	June 30,	March 31,
	2005	2005

i) Foreign exchange risk reserve – calculated based on 2% of the net income for the year after the legal deductions and dividends up to a limit of 20% of
capital stock	103,436	93,856

ii) Operating margin reserve – calculated based on 90% of the net income for the year after the legal deductions and dividends up to a limit of 80% of capital stock
- Other statutory reserves	2,990,364	2,5266,416
- Special dividends reserve	63,898	63,898

Total	3,157,698	2,684,170

(f) Changes in stockholders’ equity

	Quarter ended,	Six-month ended June 30,
	June 30 2005	2005

Balance at the beginning of the period	8,363,245	8,106,383
Acquisitions of own stocks	54	1,505
Prior period adjustments	(5,464)	(5,486)
Restatement of membership certificates	421	421
Fair value adjustments - marketable securities and derivatives	31,027	37,032
Net income for the period	452,935	854,224
Revaluation reserve	(1,788)	(1,879)
Interest on own capital proposed	(180,730)	(332,500)
Balance at the end of the period	8,659,700	8,659,700

(g) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. Up to June 30, 2005, 626.1 thousand preferred of Unibanco’s shares were converted into Units.

(h) Secondary Units Offer

In February 2005, Commerzbank Aktiengesellschaft and BNL International Investments S.A. sold, through a secondary public distribution, 45,897,387 Units, representing 7.2% of the preferred shares of Unibanco and 8.9% of the preferred shares of Unibanco Holdings. The secondary offering included the public in Brazil, certain qualified institutional buyers in the United States and institucional and other investors elsewhere outside the United States that are not U.S. persons.

16. Other Operating Income and Expenses

(a) Other operating income

				Unibanco

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Exchange rate variation on others credits	5,633	10,843	-	-
Dividends/retained earnings received from other
investments, principally consortium	4,065	10,091	6,618	12,455
Monetary correction of income receivable	4,552	12,981	13,610	19,402
Foreign branches’ and subsidiary companies’
exchange gains	(4,967)	-	117,471	124,885
Monetary correction of prepaid taxes	-	-	1,378	3,303
Other	100,485	190,685	9,299	14,030
Total	109,768	224,600	148,376	174,075

			Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Dividends/retained earnings received from other
investments, principally consortium	17,970	48,885	46,904	65,269
Exchange rate variation on others credits	5,633	10,843	-	-
Monetary correction of prepaid taxes	838	1,958	1,378	3,303
Monetary correction of income receivable	4,918	16,042	21,503	34,994
Foreign branches’ and subsidiary companies’
exchange gains	(2,032)	-	97,379	105,151
Other	145,362	156,953	20,297	37,571
Total	172,689	234,681	187,461	246,288

(b) Other operating expenses

				Unibanco

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Foreign branches’ and subsidiary companies’
exchange loss	181,252	181,252	-	-
Provision for labor and civil litigations	104,277	117,886	80,662	150,743
Expense related to checks and billing, net	24,880	59,740	22,547	43,384
Amortization of goodwill on subsidiaries
acquired	13,395	24,885	28,811	57,034
Monetary correction of other liabilities	2,411	5,056	653	12,594
Other	81,021	87,548	49,854	77,423
Total	407,236	476,367	182,527	341,178

			Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Provision for labor and civil litigations	159,119	218,597	106,126	217,893
Foreign branches’ and subsidiary companies’
exchange loss	149,407	149,407	-	-
Expense related to checks and billing, net	35,346	80,537	33,415	59,137
Insurance expenses	37,864	80,286	37,637	66,392
Amortization of goodwill on subsidiaries
acquired	25,610	51,557	35,832	62,834
Monetary correction of other liabilities	12,252	23,434	653	12,594
Other	145,998	223,351	76,178	114,701
Total	565,596	827,169	289,841	533,551

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

			Unibanco

	March 31,			June 30,
	2005	Constitution	Realization	2005
Allowance for credit losses	310,715	110,106	115,137	305,684
Other provisions not currently deductible	756,732	157,154	166,960	746,926
Tax loss and negative basis of social
contribution carry-forwards	211,238	-	33,624	177,614
Social contribution carry-forwards
(Provisional Measure 2158-35)	275,969	-	6,050	269,919
Subtotal	1,554,654	267,260	321,771	1,500,143
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	40,870	-	13,366	27,504
Net deferred tax assets	1,595,524	267,260	335,137	1,527,647
Total assets	1,595,524			1,527,647

				Unibanco

	December 31,			June 30,
	2004	Constitution	Realization	2005
Allowance for credit losses	294,272	156,731	145,319	305,684
Other provisions not currently deductible	790,096	278,081	321,251	746,926
Tax loss and negative basis of social
contribution carry-forwards	237,580	-	59,966	177,614
Social contribution carry-forwards
(Provisional Measure 2158-35)	280,992	-	11,073	269,919
Subtotal	1,602,940	434,812	537,609	1,500,143
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	43,843	-	16,339	27,504
Net deferred tax assets	1,646,783	434,812	553,948	1,527,647
Total assets	1,646,783			1,527,647

				Unibanco Consolidated

	March 31, 2005	Constitution	Realization	Balance of acquired companies	June 30, 2005

Allowance for credit losses	455,076	153,736	151,827	-	456,985
Other provisions not currently deductible	1,215,451	285,024	189,564	(75)	1,310,836
Tax loss and negative basis of social
contribution carry-forwards	640,165	3,966	38,825	-	605,306
Social contribution carry-forwards
(Provisional Measure 2158-35)	476,534	-	8,766	-	467,768
Subtotal	2,787,226	442,726	388,982	(75)	2,840,895
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	40,668	2,532	13,249	-	29,951
Deferred tax obligations	(29,314)	(1,158)	(1,841)	-	(28,631)
Net deferred tax assets	2,798,580	444,100	400,390	(75)	2,842,215
Total assets	2,827,894				2,870,846
Total liabilities	29,314				28,631

				Unibanco Consolidated

	December 31, 2004	Constitution	Realization	Balance of acquired companies	June 30, 2005

Allowance for credit losses	438,485	262,456	244,340	384	456,985
Other provisions not currently deductible	1,191,988	492,269	384,181	10,760	1,310,836
Tax loss and negative basis of social
contribution carry-forwards	677,100	15,785	87,579	-	605,306
Social contribution carry-forwards
(Provisional Measure 2158-35)	485,076	-	17,308	-	467,768
Subtotal	2,792,649	770,510	733,408	11,144	2,840,895
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	42,491	4,077	16,617	-	29,951
Deferred tax obligations	(28,626)	(1,930)	(1,925)	-	(28,631)
Net deferred tax assets	2,806,514	772,657	748,100	11,144	2,842,215
Total assets	2,835,140				2,870,846
Total liabilities	28,626				28,631

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On June 30, 2005, the expected realization of deferred taxes:

			Unibanco		Unibanco Consolidated

	Social contribution			Social contribution
Year	(Provisional	Other	Total	(Provisional	Other	Total
	Measure 2158-35)			Measure 2158-35)
2005	7,219	204,197	211,416	14,560	357,136	371,696
2006	31,686	639,068	670,754	41,763	1,077,985	1,119,748
2007	39,791	386,959	426,750	53,351	564,333	617,684
2008	45,759	-	45,759	63,489	124,062	187,551
2009	57,893	-	57,893	76,276	108,946	185,222
2010	75,174	-	75,174	93,293	53,760	147,053
2011 to 2013	12,397	-	12,397	72,117	72,209	144,326
2014 to 2017	-	-	-	52,919	14,696	67,615
Total	269,919	1,230,224	1,500,143	467,768	2,373,127	2,840,895

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,286,628 in Unibanco and R$2,280,811 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

			Unibanco

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004

Income before income tax and social
contribution, net of profit sharing	588,061	1,099,303	242,763	505,325
Income tax and social contribution expenses
at a rate of 25% and 9%	(199,941)	(373,763)	(82,539)	(171,810)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	26,253	68,851	132,091	201,819
Interest on capital paid , net	56,434	102,835	30,035	69,520
Permanent differences (net)	(17,872)	(43,002)	(17,734)	(24,093)
Income tax and social contribution for
the period	(135,126)	(245,079)	61,853	75,436

			Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004

Income before income tax and social
contribution, net of profit sharing	615,496	1,219,196	362,357	751,993
Income tax and social contribution expenses
at a rate of 25% and 9%	(209,269)	(414,527)	(123,202)	(255,678)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	(46,027)	(45,737)	32,742	37,445
Interest on capital paid , net	65,745	122,210	41,638	91,326
Deferred tax credits of prior period	-	-	16,001	15,234
Permanent differences (net)	61,732	44,343	13,981	14,289
Income tax and social contribution for
the period	(127,819)	(293,711)	(18,840)	(97,384)

18. Commitments and Guarantees

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005
Co-obligation and risks for guarantees provided	5,101,857	4,703,036	5,140,307	4,623,051
Assets under management (mainly mutual
investment funds)	31,465,377	29,311,877	35,119,041	34,205,546
Lease commitments	58,634	73,205	58,675	73,253

19. Related-Party Transactions (Unibanco)

	June 30, 2005	March 31, 2005
Assets
Cash and due from banks	21,275	112
Interbank investments	5,903,239	5,731,888
Marketable securities and derivative financial instruments	2,679,671	483,255
Interbank accounts	307	448
Lending operations	195,954	255,692
Other credits
. Income receivable
Dividends and interest on capital	121,206	58,135
. Sundry	163,742	6,961

Liabilities
Deposits	3,537,175	2,191,113
Securities sold under repurchase agreements	133,779	140,446
Resources from securities issued
. Securities abroad	198,423	60,945
Interbank accounts	5,751	5,216
Borrowings	206,477	228,371
Derivative financial instruments	119,651	75,957
Other liabilities
Social and statutory	292,620	198,084
Subordinated debt	3,744	9,046
Sundry	12,750	132,693

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Revenues
Lending operations	1,757	4,060	1,666	3,448
Marketable securities	328,674	581,075	120,481	231,316
Derivative financial instruments	34,624	35,976	(49,117)	(41,222)
Services rendered	65,345	119,486	46,918	95,893
Other operating income	2,356	2,869	5,232	9,904

Expenses
Deposits and securities sold	140,978	218,800	43,361	97,044
Borrowings and onlendings	1,975	4,413	1,072	2,655
Other administrative expenses	11,599	20,942	15,331	28,190
Other operating expenses	1,880	3,716	1,921	3,936

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

20. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities (CETIP) or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency forward and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options, and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designated as hedges may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limit are intended to avoid concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers’ prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit for customers in different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that monitors loans at all stages from their inception. The collection scoring system is used for determination which collection method or combination of collection methods is the most efficient.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate gaps. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability gaps. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market on the portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by the head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets’ and liabilities’ cash flows and their impacts on the financial capacity of the institution to obtain additional funds and to honor its obligations.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision makers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed daily in order to assure compliance with the established limits. Those limits and policies are periodically reviewed, and the strategies are defined in order to assure a conservative monitoring of the liquidity risk.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses due to its systems, practices and/or control measures being incapable of withstanding human error; damaged support infrastructure; inadequate utilization of modeling, services or products; changes in the business environment or other adverse market conditions.

To meet the legal requirements, the best practices of the international market and the internal regulations of the Brazilian financial market, Unibanco created an independent internal risk management structure. This area has as one of its main goals to encourage the generation and the perpetuation of an internal culture focused on integrated risk management. The management of the operating risk is an essential tool to the decision making process and to obtain competitive advantage, permitting the evaluation of the relationship between risk and reward. Another factor to highlight is the additional value to the brand due to the support given to the business areas, helping them to maintain their activities and to ensure the optimization of resources and allocated capital to the benefit of shareholders and clients, demonstrating the commitment of the financial institution to the best practices of corporate governance.

One of the tools used is the Internal Control System, which is available in the corporate portal accessible by all group areas. This process includes periodic evaluations, where the area managers identify their main activities and inherent risks, identify the existence of control issues and analyze the effectiveness of current controls.

The increasing diversity of banking operations and the volume of transactions on line/real time involving computers and telecommunications network increase the importance to our systems of information technology and the potential impact of system failures. Unibanco has dedicated a substantial volume of resources to guarantee security and stability of its system and equipment.

(d) Financial instruments recorded in the financial statements and their to fair values are as follows:

	Unibanco

	June 30, 2005		March 31, 2005

	Book value	Fair value	Book Value	Fair value

Assets
Interbank deposits	7,888,392	7,901,154	7,705,021	7,703,827
Marketable securities	10,053,173	10,243,691	10,174,161	10,270,424
Lending operations	22,228,092	22,179,663	21,373,326	21,334,471
Derivatives, net	459,181	459.181	224,078	224,078

Liabilities
Interbank deposits	2,500,773	2,499,458	1,328,456	1,325,586
Time deposits	25,972,163	25,972,604	25,945,406	25,948,246
Mortgage notes	225,984	225,388	223,598	222,458
Resources from securities issued abroad	1,416,370	1,434,211	1,386,795	1,370,198
Subordinated debt (Note 13(b))	1,774,204	1,828,027	1,967,762	2,007,754
Other liabilities (Note 13(c))	2,173,465	2,230,271	2,527,042	2,170,276
Treasury stocks	50,262	109,556	50,297	111,412

	Unibanco Consolidated

	June 30, 2005		March 31, 2005

	Book value	Fair value	Book Value	Fair value

Assets
Interbank deposits	2,754,165	2,758,857	2,185,659	2,184,842
Marketable securities	15,980,193	16,204,117	18,143,373	18,270,195
Lending operations	29,245,940	29,257,106	27,985,998	27,940,106
Derivatives, net	381,254	381,254	122,320	122,320

Liabilities
Interbank deposits	111,493	111,493	193,316	193,436
Time deposits	25,562,252	25,562,693	25,559,667	25,562,507
Mortgage notes	257,231	256,035	251,044	249,904
Resources from securities issued abroad
	1,225,945	1,228,672	1,337,715	1,322,384
Subordinated debt	1,770,460	1,823,993	1,958,716	1,998,533
Other liabilities (Note 13 (c))	2,173,465	2,230,271	2,527,042	2,170,276
Treasury stocks	50,262	109,556	50,297	111,412

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the period for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the period for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the period for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at June 30, 2005 on the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco

	June 30, 2005		March 31, 2005

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)

Futures contracts	(18,744,967)	(18,744,967)	4,158,983	4,158,983
Currencies	(472,653)	(472,653)	9,493	9,493
Interbank interest rate	(19,234,148)	(19,234,148)	3,595,344	3,595,344
Exchange coupon	961,834	961,834	554,146	554,146

Forward contracts	437,295	441,312	497,296	497,895
Currencies	681,829	667,990	884,760	872,557
Fixed interest rate	(244,534)	(226,678)	(387,464)	(374,662)

Swap contracts	441,290	452,669	264,499	280,208
Currencies	(3,395,610)	(3,312,461)	(3,835,851)	(3,779,569)
Interbank interest rate	626,316	612,306	705,334	692,179
Fixed interest rate	1,953,596	1,892,077	1,664,487	1,626,371
Other	1,256,988	1,260,747	1,730,529	1,741,227

Swap contracts with daily reset	1,545	1,545	1,535	1,535
Currencies	1,545	1,545	1,535	1,535

Third curve swap contracts	62,589	63,831	31,703	32,455
Currencies	(552,342)	(551,950)	(405,463)	(404,752)
Interbank interest rate	509,736	510,192	357,475	357,935
Fixed interest rate	105,195	105,589	79,691	79,272

Option contracts
Purchased options	9,304	8,722	4,229	1,416
Purchase	7,461	6,617	3,920	740
Currencies	7,461	6,617	3,920	740
Sale	1,843	2,105	309	676
Currencies	1,843	2,105	309	676
Sale option	36,986	29,330	109,138	95,494
Purchase	28,537	6,205	70,005	67,323
Currencies	28,537	6,205	70,005	67,323
Sale	8,449	23,125	39,133	28,171
Currencies	8,449	23,125	39,133	28,171

	Unibanco Consolidated

	June 30, 2005		March 31, 2005

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)

Futures contracts	(18,250,007)	(18,250,007)	4,851,965	4,851,965
Currencies	(472,653)	(472,653)	9,493	9,493
Interbank interest rate	(18,659,798)	(18,659,798)	4,374,068	4,374,068
Exchange coupon	882,444	882,444	468,404	468,404

Forward contracts	377,725	381,688	497,236	498,589
Currencies	632,261	618,422	918,088	905,885
Fixed interest rate	(254,536)	(236,734)	(420,852)	(407,296)

Swap contracts	333,588	341,285	159,081	177,758
Currencies	(3,176,633)	(3,093,294)	(3,488,852)	(3,431,553)
Interbank interest rate	1,889,797	1,875,335	1,522,895	1,509,117
Fixed interest rate	363,433	298,492	394,507	359,016
Other	1,256,991	1,260,752	1,730,531	1,741,178

Swap contracts with daily reset	36,856	36,856	41,341	41,341
Currencies	36,856	36,856	41,341	41,341

Third curve swap contracts	62,589	63,831	31,703	32,455
Currencies	(552,342)	(551,950)	(405,463)	(404,752)
Interbank interest rate	509,736	510,192	357,475	357,935
Fixed interest rate	105,195	105,589	79,691	79,272

Option contracts
Purchased options	52,304	42,833	4,229	1,416
Purchase	50,461	40,728	3,920	740
Currencies	50,461	40,728	3,920	740
Sale	1,843	2,105	309	676
Currencies	1,843	2,105	309	676
Sale option	36,986	29,330	109,138	95,494
Purchase	28,537	6,205	70,005	67,323
Currencies	28,537	6,205	70,005	67,323
Sale	8,449	23,125	39,133	28,171
Currencies	8,449	23,125	39,133	28,171

(1)	Include the net balance of short position (long position).
(2)	For option contracts, the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts, recorded in memorandum accounts, amounted to R$724,385 (March 31, 2005 - R$263,000) with respect to purchase commitments and R$1,158,357(March 31, 2005 - R$1,632,765) with respect to sale commitments.

On June 30, 2005, there were future transactions of R$10,170,616 (March 31, 2005 - R$10,221,038) in Unibanco and R$10,744,965 (March 31, 2005 - R$10,969,782) in Unibanco Consolidated, swap contracts in the amount of R$1,287,154 (March 31, 2005 - R$1,434,752) in Unibanco and R$1,845,247 (March 31, 2005 - R$2,024,981) in Unibanco Consolidated and forward transactions in the amount of R$130,324 in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges of exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net gain of applicable taxes and minority interest, during the quarter, in the amount of R$8,562 (March 31, 2005 – R$35,577) in Unibanco and R$11,217 (March 31, 2005 – R$37,466) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of June 30, 2005, were undertaken in accordance with the standards established by the Brazilian Central Bank.

During the first quarter of 2005, certain swap contracts previously classified as hedge to face exposures of the US dollar of securities held to maturity in accordance with the Circular 3.129 of the Brazilian Central Bank, in the amount of R$69,095 were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the securities hedged items and the derivative financial instruments designed to hedge being outside the percentages of limits allowed by the Brazilian Central Bank. The market-to-market adjustment on the derivative financial instruments was recorded as a charge to income, during the quarter, in the amount of R$5,330.

During the six-month period ended June 30, 2005, certain swap contracts previously classified as cash flow hedge with exposure to the IGPM (Market General Price Index) from debentures, in accordance with Circular 3,129 of the Brazilian Central Bank, in the amount of R$224,056, were no longer classified as hedges due to the low effectiveness of the hedges, which was attributed to the change in the value of debentures items and the derivative financial instruments designed to hedge being outside the percentages of limits allowed by the Brazilian Central Bank. The adjustment to debentures due to the low effectiveness of the hedge was recorded as a charge to income, during the period, in the amount of R$8,049.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value by trade location

	Unibanco

	June 30, 2005			March 31, 2005

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	(18,744,967)	-	(18,744,967)	4,158,983	-	4,158,983
Forward contracts	-	441,312	441,312	-	497,895	497,895
Swap contracts	(62,118)	514,787	452,669	(104,284)	384,492	280,208
Swap contracts with daily reset	1,545	-	1,545	1,535	-	1,535
Third curve swap contracts	-	63,831	63,831	-	32,455	32,455
Option contracts
Purchased option	5,609	3,113	8,722	1,416	-	1,416
Sale option	26,217	3,113	29,330	33,748	61,746	95,494

	Unibanco Consolidated

	June 30, 2005			March 31, 2005

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	(18,250,007)	-	(18,250,007)	4,851,965	-	4,851,965
Forward contracts	38	381,650	381,688	1,516	497,073	498,589
Swap contracts	(62,113)	403,398	341,285	(104,278)	282,036	177,758
Swap contracts with daily reset	36,856	-	36,856	41,341	-	41,341
Third curve swap contracts	-	63,831	63,831	-	32,455	32,455
Option contracts
Purchased option	5,609	37,224	42,833	1,416	-	1,416
Sale option	26,217	3,113	29,330	33,748	61,746	95,494

(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$139,471 (March 31, 2005 - R$158,086) in Unibanco and R$150,661 (March 31, 2005 - R$186,961) in Unibanco Consolidated and are comprised federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005
Assets
Less than 3 months	462,985	132,772	356,892	111,189
Between 3 months and 1 year	286,912	300,286	255,107	214,909
Between 1 and 3 years	221,784	93,090	204,946	80,552
More than 3 years	31,573	19,234	65,293	19,234
Total	1,003,254	545,382	882,238	425,884

Liabilities
Less than 3 months	62,172	65,846	62,390	77,270
Between 3 months and 1 year	230,858	193,033	217,199	179,311
Between 1 and 3 years	249,359	61,541	219,711	46,325
More than 3 years	1,684	884	1,684	658
Total	544,073	321,304	500,984	303,564

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005
Assets
Forward contracts	50,704	14,436	62,438	34,954
Swap contracts	877,071	495,329	710,210	355,313
Third curve swap contracts	66,757	34,201	66,757	34,201
Option contracts – premiums paid	8,722	1,416	42,833	1,416
Total	1,003,254	545,382	882,238	425,884

Liabilities
Forward contracts	87,415	8,943	99,803	28,769
Swap contracts	424,402	215,121	368,925	177,555
Third curve swap contracts	2,926	1,746	2,926	1,746
Option contracts – premiums received	29,330	95,494	29,330	95,494
Total	544,073	321,304	500,984	303,564

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts, the balance of which represents the amounts recorded in asset and liability accounts, are as follows:

	Unibanco

	June 30, 2005

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total

Future contracts	(32,620,039)	14,021,830	(204,856)	58,098	(18,744,967)
Forward contracts	(227,386)	138,592	114,861	415,245	441,312
Swap contracts	348,267	90,679	(17,191)	30,914	452,669
Swap contracts with daily reset	58,718	(57,173)	-	-	1,545
Third curve swap contracts	39,188	23,319	1,324	-	63,831
Option contracts
Purchased option	6,824	1,898	-	-	8,722
Sale option	8,479	18,738	2,113	-	29,330

	Unibanco

	March 31, 2005

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total

Future contracts	(8,841,666)	14,539,092	(1,590,980)	52,537	4,158,983
Forward contracts	(112,325)	(14,450)	115,502	509,168	497,895
Swap contracts	54,439	173,737	33,024	19,008	280,208
Swap contracts with daily reset	-	1,535	-	-	1,535
Third curve swap contracts	8,695	23,760	-	-	32,455
Option contracts
Purchased option	1,416	-	-	-	1,416
Sale option	3,497	91,997	-	-	95,494

	Unibanco Consolidated

	June 30, 2005

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total

Future contracts	(32,396,951)	14,238,673	(149,827)	58,098	(18,250,007)
Forward contracts	(287,474)	139,056	114,861	415,245	381,688
Swap contracts	243,074	72,069	(4,381)	30,523	341,285
Swap contracts with daily reset	94,029	(57,173)	-	-	36,856
Third curve swap contracts	39,188	23,319	1,324	-	63,831
Option contracts
Purchased option	6,824	1,898	-	34,111	42,834
Sale option	8,479	18,738	2,113	-	29,330

	Unibanco Consolidated

	March 31, 2005

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total

Future contracts	(8,607,830)	14,977,903	(1,570,645)	52,537	4,851,965
Forward contracts	(111,631)	(14,450)	115,502	509,168	498,589
Swap contracts	20,740	102,082	35,702	19,234	177,758
Swap contracts with daily reset	-	41,341	-	-	41,341
Third curve swap contracts	8,695	23,760	-	-	32,455
Option contracts
Purchased option	1,416	-	-	-	1,416
Sale option	3,497	91,997	-	-	95,494

21. Statements of Cash Flows

	Unibanco

	Quarter ended June	Six-month ended June
	30, 2005	30, 2005

Operating activities
Net income for the period	452,935	854,224
Provision (reversal) for credit losses	187,110	320,108
Deferred taxes	48,461	91,724
Provision of foreclosed assets	(2,466)	4,262
Gain (loss) on sale of foreclosed assets and fixed assets	1,163	405
Amortization of goodwill on subsidiaries acquired	13,395	24,885
Equity in results of subsidiary and associated companies	(358,115)	(495,469)
Exchange loss (gain) on foreign investments	186,219	181,252
Provision (reversal) for losses on other investments	-	(31)
Depreciation and amortization	54,791	109,475
Changes in assets and liabilities
Decrease (increase) in interbank investments	(1,773,935)	1,903,637
Decrease (increase) in marketable securities and derivative financial instruments	(299,285)	(1,784,200)
Decrease (increase) in Central Bank compulsory deposits	77,707	(219,186)
Net change in interbank and interdepartmental accounts	59,048	(866)
Decrease (increase) in lending operations	(1,049,422)	(2,251,833)
Net change in foreign exchange portfolio	(240,789)	(245,590)
Decrease (increase) in other credits and other assets	(106,510)	(42,019)
Increase (decrease) in other liabilities	(258,856)	(239,593)
Increase (decrease) in deferred income	(6,972)	(7,613)
Net cash provided by operating activities	(3,015,521)	(1,796,428)

Investing activities
Dividends and interest on capital received from subsidiary and associated companies	118,886	161,435
Proceeds from sale of foreclosed assets	3,761	7,492
Purchase of capital increase in investments in subsidiary and associated companies	(72,139)	(199,033)
Goodwill on acquisition of subsidiary	(22,369)	(22,369)
Proceeds from sale capital decrease in subsidiary and associated companies	225,898	235,959
Proceeds from sale of other investments	-	118
Purchase of fixed assets	(9,222)	(25,935)
Proceeds from sale of fixed assets	2,373	2,687
Investment in deferred charges	(27,770)	(59,860)
Net cash (used in) provided by investing activities	219,418	100,494

Financing activities
Increase (decrease) in deposits	1,299,606	2,835,669
Increase (decrease) in securities sold under repurchase agreements	896,120	(1,178,317)
Increase (decrease) in resources from securities issued	31,961	15,036
Increase (decrease) in borrowings and onlendings	112,631	(79,652)
Net change in treasury stock	55	1,505
Dividends paid	(84,392)	(343,216)
Net cash used in financing activities	2,255,981	1,251,025

Net increase (decrease) in cash and due from banks	(540,122)	(444,909)

Cash and due from banks at the beginning of the period	1,424,328	1,329,115
Cash and due from banks at the end of the period	884,206	884,206
Net increase (decrease) in cash and due from banks	(540,122)	(444,909)

	Unibanco Consolidated

	Quarter ended June	Six-month ended June
	30, 2005	30, 2005

Operating activities
Net income for the period	452,935	854,224
Provision for credit losses	435,291	745,308
Technical provisions for insurance, annuity products and retirement plans	269,792	654,640
Deferred taxes	(47,269)	(39,169)
Provision of foreclosed assets	(1,383)	6,041
Gain (loss) on sale of foreclosed assets and fixed assets	(12,984)	(13,855)
Amortization of goodwill on subsidiaries acquired	25,609	51,556
Equity in results of subsidiary and associated companies	(16,065)	(14,887)
Exchange loss (gain) on foreign investments	151,439	149,407
Provision on losses on investments	2,250	4,060
Depreciation and amortization	114,099	208,441
Minority interest	35,245	71,764
Changes in assets and liabilities
Decrease (increase) in interbank investments	(2,176,726)	1,641,857
Decrease (increase) in marketable securities and derivative financial instruments	1,747,524	(214,663)
Decrease (increase) in Central Bank compulsory deposits	120,707	(179,887)
Net change in interbank and interdepartmental accounts	48,161	13,101
Decrease (increase) in lending operations	(1,700,305)	(3,197,635)
Decrease (increase) in leasing operations	(44,125)	(74,936)
Net change in foreign exchange portfolio	(240,789)	(245,590)
Decrease (increase) in other credits and other assets	(472,862)	(435,169)
Increase (decrease) in other liabilities	146,714	315,186
Increase (decrease) in deferred income	(24,706)	(46,251)
Net cash (used in) provided by operating activities	(1,187,448)	253,543

Investing activities
Proceeds from sale of foreclosed assets	25,724	41,861
Purchase of capital increase in investments in subsidiary and associated companies	(235,964)	(221,412)
Goodwill on acquisition of subsidiary companies	(49,619)	(49,619)
Proceeds from sale on capital decrease in subsidiary and associated companies	-	15,456
Purchase of other investments	(13,994)	(15,854)
Proceeds from sale of other investments	625	2,677
Purchase of fixed assets	(50,722)	(92,341)
Proceeds from sale of fixed assets	30,065	33,432
Deferred charges	(35,132)	(84,551)
Minority interest	(122,397)	(151,270)
Net cash used in investing activities	(451,414)	(521,621)

Financing activities
Increase (decrease) in deposits	(113,237)	1,325,345
Increase (decrease) in securities sold under repurchase agreements	909,041	(1,095,575)
Increase (decrease) in resources from securities issued	(105,583)	(96,019)
Increase (decrease) in borrowings and onlendings	184,585	(4,624)
Net change in treasury stock	55	1,505
Dividends paid	(84,392)	(343,216)
Net cash (used in) provided by financing activities	790,469	(212,584)

Net increase (decrease) in cash and due from banks	(848,393)	(480,662)

Cash and due from banks at the beginning of the period	1,928,995	1,561,264
Cash and due from banks at the end of the period	1,080,602	1,080,602
Net increase (decrease) in cash and due from banks	(848,393)	(480,662)

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau), Unibanco – União de Bancos Brasileiros (Luxembourg) S,A, Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd., (Grand Cayman):

Combined balance sheet	June 30, 2005	March 31, 2005
Assets
Current and long-term assets	11,187,446	11,382,675
Cash and due from banks	252,622	515,286
Interbank investments	1,707,600	1,278,717
Marketable securities	6,449,641	6,602,085
Interbank accounts	167,611	210,478
Lending and leasing operations	2,343,602	2,630,444
Other credits and other assets	266,370	145,665
Permanent assets	353,271	355,782
Total	11,540,717	11,738,457

Liabilities
Current and long-term liabilities	9,914,477	10,054,645
Deposits	2,213,176	2,019,191
Securities sold under repurchase agreements	1,822,918	1,491,510
Resources from securities issued	1,183,336	1,279,270
Interbank accounts	29,757	31,220
Borrowings and onlending in Brazil – Governmental agencies	1,149,636	1,273,907
Derivative financial instruments	117,978	4,631
Other liabilities	3,397,676	3,954,916
Deferred income	7,267	9,564
Minority interest	5	5
Stockholders’ equity	1,618,968	1,674,243
Total	11,540,717	11,738,457

	Quarter	Six-months	Quarter	Six-months
	ended June	ended June	ended June	ended June
Combined statement of income	30, 2005	30, 2005	30, 2004	30, 2004
Revenue from financial intermediation	176,839	345,924	238,010	490,553
Expenses on financial intermediation	(154,238)	(230,444)	(80,775)	(157,413)
Reversal of provision for credit losses	43,614	70,391	10,435	17,203
Services rendered	7,377	23,408	32,606	32,606
Salaries, benefits, training and social security
and other administrative expenses	(13,413)	(31,612)	(21,660)	(50,487)
Financial transaction and other taxes	(2,591)	(4,135)	(2,166)	(2,166)
Other operating income (expenses)	71,976	31,004	(68,070)	(80,069)
Non-operating income, net	3,679	856	(318)	(371)
Net income for the period	133,243	205,392	108,062	249,856

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A., and Unibanco AIG Warranty S.A:

Combined balance sheet	June 30, 2005	March 31, 2005
Assets
Current and long-term assets	8,291,777	7,855,314
Cash and due from banks	10,510	74,977
Marketable securities	6,579,608	6,469,869
Insurance credits and re-insurance	913,869	692,374
Other credits and other assets	787,790	618,094
Permanent assets	342,554	214,435
Total	8,634,331	8,069,749

Liabilities
Current and long-term liabilities	7,234,666	6,704,457
Borrowings and onlendings	6,497	6,214
Technical provisions for insurance	1,360,673	1,155,426
Technical provisions for retirement plans	4,848,621	4,724,191
Insurance and re-insurance debts	424,201	279,719
Other liabilities	594,674	538,907
Deferred income	79,579	94,259
Minority interest	7,166	7,076
Stockholders’ equity	1,312,920	1,263,957
Total	8,634,331	8,069,749

	Quarter	Six-months	Quarter	Six-months
	ended June	ended June	ended June	ended June
Combined statement of income	30, 2005	30, 2005	30, 2004	30, 2004
Retained premiums	773,132	1,690,340	822,793	1,587,551
Provision for credit losses	(100)	526	378	(313)
Changes in technical reserves of insurance	(199,751)	(528,047)	(259,225)	(508,575)
Net claims incurred	(239,005)	(462,808)	(249,926)	(470,134)
Acquisition costs and other	(60,242)	(128,912)	(78,899)	(149,184)
Changes in technical reserves of private
retirement plan	(170,971)	(356,003)	(105,283)	(255,563)
Other operating income	23,263	33,533	8,889	13,163
Other operating expenses	(71,616)	(125,795)	(57,564)	(105,299)
Salaries, benefits, training and social security	(39,892)	(71,960)	(25,506)	(54,434)
Administrative expenses	(27,018)	(64,423)	(39,637)	(75,075)
Financial transaction and other taxes	(24,082)	(49,650)	(11,305)	(27,171)
Financial income	237,360	461,801	192,775	387,667
Financial expenses	(146,449)	(291,738)	(155,034)	(242,427)
Services rendered	48,224	87,376	27,462	51,330
Non-operating income net	6,943	11,580	5,701	9,619
Income tax and social contribution	(22,520)	(39,781)	1,958	(15,395)
Profit sharing	(6,726)	(11,827)	(4,906)	(8,000)
Minority interest	(86)	(785)	-	-
Extraordinary Item	503	503	-	-
Net income for the period	80,967	153,930	72,671	137,760

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%), Hipercard Administradora de Cartões de Crédito Ltda, (100%) and Hipercard Banco Múltiplo S.A. (100%):

Combined balance sheet	June 30, 2005	March 31, 2005
Assets
Current and long-term assets	4,991,601	4,630,484
Cash and due from banks	4,591	5,690
Interbank investments	6,686	10,082
Marketable securities	577,410	606,888
Interbank and interdepartmental accounts	3,504	3,600
Lending operations	2,294,689	2,109,162
Deferred tax and prepaid taxes	672,816	588,870
Other credits and other assets	1,431,905	1,306,192
Permanent assets	556,930	319,100
Total	5,548,531	4,949,584

Liabilities
Current and long-term liabilities	4,492,220	3,983,846
Deposits	1,358,624	1,169,057
Borrowings and onlendings	145,295	138,989
Resources from securities issued	242,248	269,345
Interbank and interdepartmental accounts	102	221
Derivative financial instruments	116,795	73,965
Other liabilities	2,629,156	2,332,269
Minority interest	296,005	61,106
Stockholders’ equity	760,306	904,632
Total	5,548,531	4,949,584

	Quarter	Six-months	Quarter	Six-months
	ended June	ended June	ended June	ended June
Combined statement of income	30, 2005	30, 2005	30, 2004	30, 2004
Revenue from financial intermediation	284,314	568,624	497,798	707,553
Expenses on financial intermediation	(33,316)	(89,284)	(101,299)	(140,519)
Provision for credit losses	(73,112)	(130,821)	(133,684)	(179,411)
Services rendered	139,864	273,723	336,911	425,809
Salaries, benefits, training and social security
and other administrative expenses	(137,818)	(244,202)	(249,874)	(316,825)
Acquisition costs and other	(51,165)	(99,813)	(124,623)	(152,376)
Financial transaction and other taxes	(88,074)	(117,029)	(98,551)	(114,883)
Other operating income (expenses)	(230,034)	(314,632)	(21,591)	(41,875)
Non-operating income, net	1,829	1,802	(2,106)	(2,418)
Income tax and social contribution	65,599	58,702	(35,811)	(61,039)
Profit sharing	(3,828)	(4,072)	(8,254)	(12,480)
Minority interest	(4,888)	(8,778)	-	-
Net income (expenses) for the period	(130,629)	(105,780)	58,916	111,536
Provision for the period (Note 12(b(1))	171,671	171,671	-	-
Adjusted net income for the period	41,042	65,891	58,916	111,536

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), Wale S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%) and Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%):

Combined balance sheet	June 30, 2005	March 31, 2005
Assets
Current and long-term assets	3,634,416	3,357,021
Cash and due from banks	3,286	6,702
Interbank investments	31,872	4,129
Marketable securities	523,014	442,957
Interbank and interdepartmental accounts	41,227	17,830
Lending operations	2,452,679	2,301,649
Other credits and other assets	582,338	583,754
Permanent assets	164,824	200,838
Total	3,799,240	3,557,859

Liabilities
Current and long-term liabilities	3,020,303	2,834,554
Deposits	2,217,811	2,021,251
Interbank and interdepartmental accounts	31,913	13,981
Borrowings	163	68
Derivative financial instruments	995	925
Other liabilities	769,421	798,329
Stockholders’ equity	778,937	723,305
Total	3,799,240	3,557,859

	Quarter	Six-months	Quarter	Six-months
	ended June	ended June	ended June	ended June
Combined statement of income	30, 2005	30, 2005	30, 2004	30, 2004
Revenue from financial intermediation	491,102	913,436	351,379	655,730
Expenses on financial intermediation	(96,205)	(163,829)	(43,909)	(85,142)
Provision for credit losses	(162,817)	(287,533)	(118,026)	(213,949)
Services rendered	87,743	168,689	69,018	126,608
Salaries, benefits, training and social security
and other administrative expenses	(180,316)	(350,892)	(144,069)	(267,654)
Acquisition costs and other	(20,341)	(36,332)	(3,219)	(7,367)
Other operating income (expenses)	(14,598)	(38,678)	(23,310)	(33,120)
Financial transaction and other taxes	(37,140)	(73,224)	(22,316)	(42,662)
Non-operating income, net	(107)	487	707	11
Income tax and social contribution	(7,486)	(13,957)	(11,084)	(21,545)
Profit sharing	(3,474)	(6,478)	(4,509)	(8,810)
Minority interest	307	1,740	-	-
Net income for the period	56,668	113,429	50,662	102,100

23. Other Information

(a) Assets leased to third parties, in the amount of R$1,089,559 (March 31, 2005 - R$1,028,117), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$578,071 (March 31, 2005 - R$533,567) and the residual value received in advance from these lessees amounts to R$406,645 (March 31, 2005 - R$386,658), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At June 30, 2005, the insurance coverage on properties and other assets in use totaled R$529,852 (March 31, 2005 - R$529,852) in Unibanco and R$1,178,651 (March 31, 2005 - R$1,167,498) in Unibanco Consolidated.

24. Subsequent Event

(a) Unibanco and Unibanco Holdings announced that they have agreed with Caixa Geral de Depósitos S.A to file registration statements in Brazil and in the United States for a global public offering of the equity interests in Unibanco and Unibanco Holdings held by Caixa Brasil SGPS, SA. Such registration requests were filed during July 2005 and are subject to analysis by applicable regulatory authorities.

(b) On July 29, 2005 Unibanco, acting through its Grand Cayman Branch, concluded the issuance of Perpetual Non- cumulative Junior Subordinated Securities in the total amount of US$500 million, that will accrue interest at a rate of 8.7% per annum, payable quarterly basis. The securities will be perpetual securities with no fixed maturity date or mandatory redemption date, and may be subject to redemption by Unibanco, in their entirely upon Brazilian Central Bank approval, on July 29, 2010 or on any interest payment date occurring thereafter, upon Brazilian Central Bank´s approval.

(c) The Exchange Securities Commission (CVM) through a formal communication issued on August, 8 2005, approved an update of the date, when the holders of preferred shares may to convert them into Units. The new date will be August 19, 2005. See Note 15 (g).

* * *

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL INSTITUTION
01158-4	DATE - JUNE 30, 2005	Corporate Legislation
QUARTERLY INFORMATION

COMMENTS ON PERFORMANCE FOR THE QUARTER

Brazilian Economy

During the first half of 2005, the basic interest rate (Selic), as set by the Central Bank, increased from 17.75% p.a. at the end of 2004 to 19.75% p.a. at the May 2005 meeting. The accrued IPCA (consumer price index) for the first half of the year reached 3.2%, vs. 3.5% for the same period last year. Between January and June, industrial production posted expansion of 5.6% vs. the same period last year. Public accounts maintained their primary surplus, representing an amount equal to 6.4% of GDP during the period.

The real appreciated 11.5% vs. the US dollar during the first half of the year. The trade balance continued to be strong, posting a US$19.7 billion surplus from January to June. During the same period last year, the trade balance posted a US$15.1 billion surplus. In terms of sovereign risk perception, a marginal deterioration occurred: the EMBI-Brazil index reached 411 basis points by the end of the first half of the year, 28 points higher than the figure at the end of 2004.

Comments on Performance

Net income for first half 2005 amounted to R$854 million, up 47.0% when compared with the first half 2004. Operating income reached R$1,395 million, 60.0% higher than the first half 2004.

Unibanco paid interest on capital stock, net of income tax, in the amount of R$282.6 million for the first half 2005. This amount is 38.5% higher than in the first half 2004. It is worth mentioning that, since the first quarter 2005, the bank adopted the practice of payment of interest on capital stock on a quarterly basis.

Stockholders’ equity, in June, 2005, amounted to R$8,660 million, up 12.4% from June 2004.

Annualized return on average equity (ROAE) was 21.4% in the first half 2005, whereas in the first half 2004 it was 16.4% .

The efficiency ratio significantly improved from 61.5% in the first half of 2004 to 53.2% in the first half of 2005.

Gross profit from financial intermediation reached R$3,167 million in the first half of the year, up 44.6% from the first half 2004. Such result, before provision for credit losses, was R$3,913 million in the first half 2005.

Fees from services rendered reached R$1,560 million in the first half 2005, at the same level of the first half 2004. Such amount, for the first half 2004, included fees from Credicard and Orbitall. Unibanco sold its equity participation in these companies in the second half of 2004. Excluding the fees from Credicard and Orbitall from the first half 2004, fees from services rendered would have grown by 13.5% in 12 months. Banking fees reached R$884 million in the first half 2005; credit card fees reached R$476 million; and fees from asset management were R$200 million.

Personnel and administrative expenses reached R$2,418 million in the first half 2005, composed of personnel expenses of R$913 million and other administrative expenses of R$1,505 million. Total expenses rose by 1.4%, while inflation for the period, as measured by the IPC-A, reached 7.3% .

Assets and Liabilities

Unibanco’s consolidated total assets amounted to R$82,992 million on June 30, 2005, posting a 4% growth Y-o-Y, influenced mostly by the growth in loan portfolio and the decrease of the securities portfolio, the latter as a consequence of marketable securities sales and redemptions at maturity.

The securities portfolio amounted to R$15,980 million in June 30, 2005, of which 50% were classified as trading securities, 23% as available for sale and 27% as held to maturity. Unibanco classifies as held to maturity those securities for which it has the intention and the financial capability to hold in the portfolio until maturity, based on the maturities, interest rates (positive spread) and currency of its liability positions.

The consolidated loan portfolio reached R$35,154 million on June 30, 2005, posting a 17.0% growth over the balance of R$30,045 million of June 30, 2004 (total risk, including co-obligation on credit card customer financing). It is worth mentioning that, in the first half of 2004, it includes Credicard loan portfolio. For better comparison, if the installment credits from Unicard and Fininvest cards are included in the portfolio of June, 2004 and the portfolio of Credicard is excluded, the consolidated loan portfolio would post 21.0% growth Y-o-Y.

The loan portfolio as of June 30, 2005 was comprised of 92.8% Loans rated between AA and C, the lowest risk levels, according to Resolution 2,682. As of the same date, the balance for the consolidated allowance for loan losses reached R$1,739 million, representing 4.9% of the portfolio, while the loans classified between E and H were 4.3% of the portfolio. Coverage ratio of E-H loans by allowance for loan losses stood at 115.0% . Of the allowances, R$412 million were based on more conservative percentages than those required by the regulatory authority.

As of June 30, 2005, Unibanco’s overall funding reached R$100 billion, including R$35,119 million in mutual funds and assets under management. Core deposits (stable, low-cost funding), were up 23.6% Y-o-Y. This growth was influenced by SuperPoupe, a product launched in 2004, that reached a balance of R$2,350 million at the end of June, 2005.

The BIS ratio stood at 16.1% on June 30, 2005, above the 11% minimum required by the Brazilian Central Bank. The issuance of perpetual securities, at the end of July, will increase the ratio to approximately 18%.

Business Units

Retail

Retail businesses serve around 19.3 million customers at Unibanco. The commercial bank serves individuals and small and medium enterprises (SME); Unicard and Hipercard are credit card businesses; Fininvest, PontoCred and LuizaCred are companies that focus on Consumer Finance; and Unibanco Financeira promotes financing of cars and heavy vehicles.

The total individual loan portfolio amounted to R$13,359 million on June 30, 2005. Of this amount, R$2,571 million were comprised of consumer finance companies loans; R$2,881 million were credit card loan portfolio and R$7,907 million were commercial bank and other companies’ loans. The SME segment was restructured in 2004 and Retail became responsible for coordinating the activities related to companies with up to R$150 million revenues per year. The SME loan portfolio reached R$6,414 million at the end of first half 2005.

Unibanco and its subsidiary and affiliated companies, Fininvest, LuizaCred, PontoCred and Tecban (Banco 24 Horas), ended the first half 2005 with a network of 16,923 service outlets: 1,270 branches and corporate-site branches; 258 Fininvest stores; 12,117 Fininvest points-of-sale (retailers); 335 LuizaCred stores; 340 PontoCred stores; and 2,603 Banco 24 Horas sites.

The Consumer Credit Companies

As part of the Retail structure, Unibanco’s Consumer Credit Companies are present in the credit card and consumer finance segments. In the credit card segment, Unibanco is present by means of Unicard, Hipercard and Redecard. In the consumer finance segment, Unibanco acts through Fininvest, PontoCred (partnership established with Globex, parent company of the Ponto Frio department store chain), LuizaCred (partnership with Magazine Luiza department store chain) and Sonaecred (partnership with Sonae Distribuição Brasil chain).

Unicard Banco Múltiplo S.A. issued 1.5 million new cards in the first half of 2005. The loan portfolio reached R$1,756 million at period-end. New alliances in the co-branded segment were developed, helping consolidate its market position in this segment.

Hipercard, the credit card business originated from Bompreço supermarket chain and acquired by Unibanco in March, 2004, ended the first half 2005 with R$1,125 million loan portfolio. The company is present in the Northeast, South and Southeast regions of the country, and acts as acquirer, issuer and processor of its cards. In the first half of the year, it has started to follow a new marketing positioning, with a new brand and a renewed product offer for its target clientele.

In the first half 2005, Fininvest generated equity income in the amount of R$99 million, an 8.8% growth Y-o-Y. The company had, in June 30, 2005: R$1,957 million in load portfolio; 258 stores and points-of-sale in excess of 12 thousand. During the period, 32 new partnerships were established in the private label segment.

Wholesale

With a strategy that blends regional knowledge and industry-specific expertise, focused on a long-term relationship, the Wholesale segment serves companies with annual sales greater than R$ 150 million and institutional investors. It has consistently ranked among the industry leaders in mergers and acquisitions, project finance, and fixed income and equity markets.

During the first half 2005, Unibanco:

  Released R$1.1 billion as financial agent for the BNDES (National Economic and Social Development Bank), of which R$708 million in 2Q05, reaching 3rd place in the BNDES ranking, with 9.61% market share.

  Ranked 2nd in the BNDES-exim type, with releases in the amount of R$602 million and 21.7% market share.

  Stood out in the debt securities market, as coordinator of eight debenture issues (Cadip, Ampla, Sabesp, Votorantim Finanças, Tractebel, Coelba, Telemar, Vicunha Siderurgia, Eletropaulo and Copel), in a total amount of R$6.7 billion. According to the Anbid (National Association of Investment Banks) , Unibanco ranks 3rd in debenture origination and distribution in 2005.

  Was the 2nd most active bank at Cetip (Custody and Settlement), in the derivatives market, with portfolio positions of R$2.34 billion, strengthening its position among the most active banks in swap transactions.

  Reached US$1.8 billion balance of foreign trade financing from import and export transactions, as well as international guaranties, yielding a growth of approximately 18% vs. the first half 2004.

  In project finance, issued convertible debentures for a total of R$255 million for an 11-year term. Proceeeds will be directed to build the Fundão and Santa Clara hydroelectric complex, which will result in 250 MW installed power for Elejor (a Copel subsidiary).

  Was the leading coordinator of the secondary public offering of 45.9 million Unibanco Units, owned by Commerzbank and BNL. The transaction amounted to R$718 million. Unibanco was also coordinator in the offering of ALL (América Latina Logística) Units, in the amount of approximately R$573 million.

  Advised Embraer in the acquisition of Ogma S/A, an aircraft component maintenance and repair company controlled by the Portuguese government.

  Structured a revolving credit facility for a total of US$ 100 million for Odebrecht Overseas Ltd, acting as one of the Leading Coordinators as well as Administrative Agent. A syndicated import note facility operation of US$125 million was also completed for Braskem; Unibanco acted as joint arranger.

Insurance and Private Pension Plans

The insurance and private pension plans businesses posted net earnings of R$160 million in the first half 2005, posting 8.1% growth over the same period of last year.

Consolidated revenues for insurance and private pension plans amounted to R$2,211 million in the first half 2005.

Unibanco’s insurance and pension plan companies ranked fourth in consolidated terms, according to SUSEP (Private Insurance Regulatory Body), ANAPP (National Association of Private Pension Funds) and ANS (National Supplementary Health Agency), with 8.1% market share (May, 2005). The company maintained the leadership in the property risks, D&O (Directors & Officers), aviation, international transportation, and extended warranty segments, according to the latest industry data released by SUSEP (as of May 2005).

Insurance and private pension consolidated technical reserves amounted to R$6,272 million at the end of the first half 2005, increasing 29.4% from the first half 2004.

Insurance

Insurance net premiums written reached R$1,557 million in the first half 2005, up 13.0% from the first half 2004.

The combined ratio, which measures the operational efficiency of insurance companies, was 99.2% in the first half 2005. The same ratio, in the extended concept, which includes financial revenues, reached 85.7% .

Private Pension Plans

Unibanco AIG Previdência posted net earnings of R$37 million in the first half 2005. Revenues in the period reached R$654 million.

The company’s technical reserves amounted to R$4,839 million at the end of the first half 2005, while in June 2004, they stood at R$3,770 million.

Wealth Management

The subsidiary company Unibanco Asset Management (UAM) ended June, 2005 with R$35,119 million in assets under management, up 15.1% Y-o-Y.

For the third consecutive year, Unibanco Asset Management received the “Top Gestão de Renda Variável”, an award created exclusively in Brazil, by Standard & Poor’s, for Valor Investe magazine, and published by the Valor Econômico newspaper. This award is given to asset managers that post the most consistent results compared with their peers. The selection combines qualitative and quantitative criteria, on a triennial basis.

Standard & Poor’s Ratings Services reaffirmed, on July 20, 2005, the ‘AMP1’ rating (very sound), reflecting the quality of Unibanco Asset Management – Banco de Investimentos S.A. practices in managing third parties' funds.

In the industry Global Ranking, published by Anbid, Private Bank assets under management, in June, 2005, were up 21.4% from December, 2004. Unibanco’s Private Bank holds the 2nd position, with 10.2% market share in June, 2005.

Human Resources

Unibanco, whose total staff was 26,999 professionals, invested approximately R$ 11.0 million in the first half of 2005 in various training and development activities, including MBA programs in Brazil and abroad, and the courses “Providing Service with Excellence” and “People Management”.

The objective of the “Providing Service with Excellence” program was to upgrade customer service practices of the Branch and Corporate Site Branch Network. In the first half 2005, 5,429 employees underwent training. The purpose of this program is to train the entire customer service network by October 2005, increasingly aligning people with Unibanco’s new positioning and profile of activity.

In February 2005, the bank started Module III of the People Management Program, as part of the ongoing development process for our leaderships. Its key objective is to develop critical success factors and to spur teams to pursue the defined strategies.

Instituted in the first quarter 2005, the Extrajudicial Conciliation Commission has the purpose of reducing the number of labor lawsuits and, consequently, of the liabilities related to them, enabling former employees to communicate directly to the Organization and union representatives. Up to June 2005, approximately 100 agreements with unions had been signed in several areas of the country.

Corporate Risk Management

In line with the best international practices, Unibanco has an independent and integrated area, reporting to the Executive Vice-President responsible for Legal, Internal Auditing, Risk Management and Institutional Relations.

Therefore, market and liquidity risk management is carried out by the daily monitoring of the levels of exposure to risks vs. the established limits, using tools such as VaR, sensitivity analysis and stress testing.

The credit risk management aims to provide support to strategy definition, as well as setting limits and anticipating trends, and evaluating the efficacy of the credit policy.

Operating risk management is performed by the use of self-evaluation tools, monitoring of processes and services, and the quantitative measurement of operating losses, thus enabling a sound culture of monitoring and mitigating operating risks.

Through a proprietary calculation methodology and the allocation of economic capital, the area consolidates risks and helps to optimize the Conglomerate’s risk/return ratio.

Corporate Governance

The best corporate governance practices have long been present in Unibanco’s day-to-day business. In 2001, the bank upgraded its listing at Bovespa to Level 1, complying with the basic requirements of transparency and market credibility. Backed by a professional management team, the Bank adopted clear procedures to safeguard impartial decision-making, timely implementation of initiatives and strategies, and capacity to act with agility whenever required by scenario changes.

Proposed Global Public Offering of Units and GDSs

On July 15, Unibanco and Unibanco Holdings filed registration statements in Brazil and in the United States for a global public offering of the equity interests in Unibanco and Unibanco Holdings held by Caixa Geral de Depósitos (CGD). The offering will consist of Units (Bovespa: UBBR11) and Global Depositary Shares (NYSE: UBB).

Following the offering, Unibanco and CGD will maintain their current commercial relationship and cooperate in developing Unibanco's business in Portugal and CGD's business in Brazil.

Unibanco’s Stock

The Unit is a member of the following Bovespa indices (weights as of August 9):

  Ibovespa, 1.061% weight;
  IBrX-50, 2.999% weight;
  IBrX-100, 2.661% weight;
  IGC, 4.628% weight.

Stock Trading

At Bovespa, the Units’ Average Daily Trading Volume (ADTV) in the first half 2005 stood at R$18.1 million, up 361% Y-o-Y. GDSs’ ADTV at the New York Stock Exchange (NYSE) exceeded US$18 million for the same period.

Social Responsibility

Unibanco Institute

For the Unibanco Institute, the first half 2005 was a period of major achievements and progress. Alliances for the execution of the following projects were renewed: From the Streets into Companies (Municipal Bureau of Social Welfare of Rio de Janeiro and Life, an NGO); Arts and Crafts Area (Rio de Janeiro City Council and Aplauso Rio, an NGO); Citizenship Training (the Carpe Diem Association); Basic Training for Senior Citizen Caretakers (SEADS); Solidary Literacy (with an NGO of the same name); Apprentice Studio (with CIPO, an NGO), “Se Liga e Acelera” (EDH – Lide); Preparation for Work Program (Solidary Training). All the projects are of an educational nature and directed to low income youngsters, with the purpose of educating them and of including them in society.

Besides the projects already listed, which will help hundreds of people, the Unibanco Institute stood out, in the first half of this year, for certain activities of an ad hoc nature, the key example of which is fund raising among Unibanco employees, clients, partners and suppliers in support of Sri Lanka orphans, following the tsunami tragedy that devastated part of Asia in December 2004.

During the period, we also highlight the growth of the Unibanco Institute’s own projects: the “Centro de Estudos” (Study Center), where several activities directed at youngsters from Distrito Raposo Tavares are developed; and the successful “Junior Achievement” Program that, in its fourth year of partnership, reaches approximately 4,500 students of the official educational system countrywide. Junior Achievement relies on 400 volunteers from Unibanco.

Moreira Salles Institute

Created in 1990, The Moreira Salles Institute is a non-profit organization committed to the dissemination of Brazilian culture and, above all, to the preservation of its memory, developing its own projects in the areas of photography, literature, cinema, music and visual arts.

The main highlights of the Moreira Salles Institute during the first half of 2005 were:

  More than 33 thousand visitors to the 18 exhibitions offered during the period.
  184 guided tours for 8,473 students at these exhibitions.
  52 art education activities, movie and theater sessions provided by the institute for children and teenagers.
  More than 1.5 million attendees at the movie theatre sessions in the Espaço Unibanco/Unibanco Arteplex chain of theaters.

(Convenience translation into English from the original previously issued in Portuguese)
SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE – JUNE 30, 2005
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES	Corporate Legislation

IDENTIFICATION

1 – CVM CODE 01158-4	2 – CORPORATE NAME UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33,700,394/0001-40

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNICARD BANCO MÚLTIPLO S.A.	3 - CNPJ 61,071,387/0001-61	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 100,00
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 8,41
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Units) 197,865,776,034
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Units) 197,865,776,034

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD	3 - CNPJ -	4 - CLASSIFICATION NON-LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 100,00
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 10,51
7 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Units) 990.270
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Units) 990.270

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNIBANCO AIG SEGUROS S.A.	3 - CNPJ 33,166.158/0001-95	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 49,71
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 15,16
7 - TYPE OF COMPANY INSURANCE COMPANY
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Units) 533.828.584
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Units) 533.807.125

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2005	INSTITUTIONAL
	QUARTERLY INFORMATION	Corporate Legislation

OTHER MATERIAL INFORMATIONS FOR THE COMPANY

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect in June 30, 2005:

		Common shares/ quotas		Preferred shares		Total

Shareholders	Shareholders’ nationality	Quantity	%	Quantity	%	Quantity	%

Unibanco – União de Bancos
Brasileiros S.A.
- Unibanco Holdings S.A.	Brazilian	729,950,914	96.60	100,382,950	15.37	830,333,864	58.94
-Caixa Brasil SGPS, S.A.	Portuguese	3,641,578	0.48	63,938,421	9.79	67,579,999	4.80
- Treasury stocks		-	-	12,085,622	1.85	12,085,622	0.86
- Others		22,065,676	2.92	476,793,171	72.99	498,858,847	35.40
Total		755,658,168	100.00	653,200,164	100.00	1,408,858,332	100.00

Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	247,778,104	78.62	2,177,856	0.41	249,955,960	29.64
- Caixa Brasil SGPS, S.A.	Portuguese	37,138,435	11.79	67,579,999	12.80	104,718,434	12.42
- Treasury stocks		-	-	12,970,890	2.46	12,970,890	1.54
- Others		30,229,336	9.59	445,430,142	84.33	475,659,478	56.40
Total		315,145,875	100.00	528,158,887	100.00	843,304,762	100.00

E. Johnston Repres. E Part. S.A.
- E. Johnston Participações Ltda.	Brazilian	138,772,343	86.63	-	-	138,772,343	86.63
- Walther Moreira Salles Júnior	Brazilian	7,789,035	4.86	-	-	7,789,035	4.86
- Pedro Moreira Salles	Brazilian	7,789,036	4.86	-	-	7,789,036	4.86
- João Moreira Salles	Brazilian	5,841,776	3.65	-	-	5,841,776	3.65
- Others		2	-	-	-	2	-
Total		160,192,192	100.00	-	-	160,192,192	100.00

E, Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	-	-	40	16.66	40	8.34
- Walther Moreira Salles Júnior	Brazilian	90	37.50	70	29.17	160	33.33
- Pedro Moreira Salles	Brazilian	90	37.50	70	29.17	160	33.33
- João Moreira Salles	Brazilian	60	25.00	60	25.00	120	25.00
Total		240	100.00	240	100.00	480	100.00

(b) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. in June 30, 2005:

Shareholders	Common shares	%	Preferred shares (*)%		Total	%

Controller	729,950,914	96.60	100,382,950	15.37	830,333,864	58.94

Management
Board of directors	117	-	3,242,904	0.50	3,243,021	0.23
Board of officers	232	-	1,896,936	0.29	1,897,168	0.13
Treasury stocks	-	-	12,085,622	1.85	12,085,622	0.86

Other shareholders	25,706,905	3.40	535,591,752	81.99	561,298,657	39.84

Total	755,658,168	100.00	653,200,164	100.00	1,408,858,332	100.00

Outstanding shares (**)	25,707,254	3.40	540,731,592	82.78	566,438,846	40.21
________________________________________
(*) The amount, recorded of preferred shares of the Board of Directors is composed by 4 preferred shares and 3,242,900 Units. The amount recorded of preferred shares of the Board of Officers is composed by 323 preferred shares and 1,896,613 Units.

(**) The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

(c) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. in June 30, 2004:

Shareholders	Common shares	%	Preferred shares (*)%		Total	%

Controller	729,950,914	96.60	99,957,827	15.30	829,908,741	58.91

Management
Board of directors	117	-	2,951,804	0.45	2,951,921	0.21
Board of officers	343	-	6,557,163	1.01	6,557,506	0.47

Treasury stocks	-	-	12,744,112	1.95	12,744,112	0.90

Other shareholders	25,706,794	3.40	530,989,258	81.29	556,696,052	39.51

Total	755,658,168	100.00	653,200,164	100.00	1,408,858,332	100.00

Outstanding shares (**)	25,707,254	3.40	540,498,225	82.75	566,205,479	40.19

________________________________________
(*) The amount, recorded of preferred shares of the Board of Directors is composed by 659,000 preferred shares and 2,292,804 Units. The amount recorded of preferred shares of the Board of Officers is composed by 10,635 preferred shares and 6.546.528 Units.

(**) The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

For better comparison, in item (c), was made the reverse split, from 100 shares to 1 share, it was on august 2004, according to Note 15 (a).

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that for the quarter ended June 30, 2005, Unibanco performed the payment related to the professional services of independent auditing from PricewaterhouseCoopers Auditores Independentes to a total of R$1,743 thousand, that represents around 40% of professional services other than independent auditing refer to technical support for the project implemented in order to fulfill the requirements of article 404 of the Sarbanes-Oxley law, passed in the United States. Such project began in October 2004 and is expected to end by September 2005.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors after the date of implementation of the Audit Committee were all examined by that body and duly approved. Moreover, Unibanco, in agreement with its independent auditors, concluded that said services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, because of the scope and the procedures carried out.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer